                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-88577

                                  $200,000,000

                        NORTHERN BORDER PIPELINE COMPANY

                               OFFER TO EXCHANGE
            UP TO $200,000,000 7.75% SENIOR NOTES DUE 2009, SERIES A
           THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

                                      FOR

              ANY AND ALL OUTSTANDING 7.75% SENIOR NOTES DUE 2009

     We are offering to exchange up to $200,000,000 aggregate principal amount of our new 7.75% Senior Notes due 2009, Series A for any and all of our existing 7.75% Senior Notes due 2009. The terms of the new notes are substantially identical to the terms of the existing notes, except that we have registered the new notes with the Securities and Exchange Commission. Because we have registered the new notes, the new notes generally will not be subject to transfer restrictions and will not be entitled to registration rights.

YOU SHOULD CAREFULLY CONSIDER "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

THE NEW NOTES:

     - The new notes will mature on September 1, 2009.

     - We will pay interest on the new notes semiannually on March 1 and September 1 of each year beginning March 1, 2000 at the rate of 7.75% per annum.

     - We may redeem the new notes, in whole, at any time, or in part, from time to time, if we pay noteholders a redemption price which includes a make-whole premium. There is no sinking fund for the notes.

THE EXCHANGE OFFER:

     - Our offer is subject to customary conditions relating to the proper tender of existing notes, which we may waive.

     - The exchange offer is not conditioned upon a minimum aggregate principal amount of existing notes being tendered.

     - Our offer to exchange existing notes for new notes will be open until 5:00 p.m., New York City time, on February 11, 2000, unless we extend the expiration date.

     - You may withdraw your tender of existing notes at any time prior to the expiration of the exchange offer, unless we have already accepted your existing notes for exchange.

     - If you fail to tender your existing notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

     - The exchange of existing notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                January 12, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Summary Financial and Operating Data........................   10
Risk Factors................................................   11
Use of Proceeds.............................................   16
Capitalization..............................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   27
Management..................................................   35
Beneficial Ownership of Partnership Interests...............   40
Material Relationships and Related Transactions.............   40
The Exchange Offer..........................................   41
Description of the Notes....................................   49
United States Federal Tax Considerations....................   61
Northern Border Pipeline Company Partnership Agreement......   64
Plan of Distribution........................................   68
Legal Matters...............................................   69
Experts.....................................................   69
Reliance on Information.....................................   69
Forward Looking Statements..................................   69
Where You Can Find Additional Information...................   70
Index to Financial Statements...............................  F-1

                                    SUMMARY

     The summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes, and should consider consulting with your own legal and tax advisors. The existing notes and new notes are collectively referred to in this prospectus as the "notes."

                               THE EXCHANGE OFFER

     On August 17, 1999, we completed the private offering of $200,000,000 of our 7.75% Senior Notes due 2009. We entered into a registration rights agreement with the initial purchasers in the private offering of the existing notes in which we agreed, among other things, to use our reasonable best efforts to ensure that the registration statement registering new notes, of which this prospectus forms a part, becomes effective no later than February 13, 2000, or 180 days after the original issuance of the existing notes. This exchange offer entitles you to exchange your existing notes for new notes with identical terms that are registered with the Securities and Exchange Commission. You should read the discussion below and under the headings "Description of the Notes" and "The Exchange Offer" for further information regarding the new notes and the exchange offer.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

The Exchange Offer.........  We are offering to exchange up to $200,000,000 of the new notes for up to $200,000,000 of the existing notes. Existing notes may be exchanged only in $1,000 increments. The new notes will evidence the same debt as the existing notes, and the existing notes and the new notes will be governed by the same indenture.

Resale.....................  We believe that the new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                             - the new notes are being acquired in the ordinary
                               course of your business;

                             - you are not participating, do not intend to
                               participate, and have no arrangement or
                               understanding with any person to participate, in the distribution of the new notes issued to you in the exchange offer; and

                             - you are not an "affiliate" of ours.

                             If any of these conditions are not satisfied and you transfer any new notes issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act of 1933 or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against any such liability.

                             Each broker-dealer that is issued new notes in the exchange offer for its own account in exchange for notes which were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the new notes. Such broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the new notes issued to it in the exchange offer. Broker-dealers who acquired existing notes directly from us in the initial offering and not as a result of market-making or other trading activities must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resale of the new notes. Such broker-dealers may not use this prospectus in connection with the resale of the new notes.

Record Date................  We mailed this prospectus and the related exchange offer documents to registered holders of existing notes on January 12, 2000.

Expiration Date............  The exchange offer will expire at 5:00 p.m., New
                             York City time, February 11, 2000 or a later date and time if we extend it.

Withdrawal.................  You may withdraw the tender of your existing notes pursuant to the exchange offer at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, the exchange agent must receive a notice of withdrawal at its address indicated under "The Exchange Offer -- Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. We will return, as promptly as practicable after the expiration or termination of the exchange offer, any existing notes not accepted for exchange for any reason without expense to you.

Conditions to the Exchange
Offer......................  The exchange offer is subject to customary conditions relating to the proper tender of existing notes, which we may waive. See "The Exchange Offer -- Conditions of the Exchange Offer."

Procedures for Tendering
Existing Notes.............  If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal in accordance with the instructions in the letter of transmittal, and deliver the letter of transmittal, along with the existing notes (unless you hold your existing notes through DTC, the Euroclear System -- "Euroclear" -- , or Cedel Bank, Societe Anonyme -- "CEDEL") and any other required documentation, to the exchange agent. By executing the letter of transmittal, you will make representations that ensure your ability to transfer the new notes without compliance with the prospectus delivery requirements set forth under "-- Resale" above.

                             If you hold your existing notes through DTC, Euroclear or CEDEL, by participating in the exchange offer, you will agree to be bound by the letter of transmittal as though you had executed such letter of transmittal.

                             We will accept for exchange any and all existing notes which are properly tendered (and not withdrawn) in the exchange offer prior to the expiration date. The new notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer -- Acceptance of Existing Notes for Exchange."

Effect of Not Tendering....  Existing notes that are not tendered or that are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof. We will have no further obligation to provide for the registration under the Securities Act of such existing notes.

Special Procedures for
Beneficial Owners..........  If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC, Euroclear or CEDEL as the holder of such book-entry interests or if you are a beneficial owner of existing notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such book-entry interest or existing notes in the exchange offer, you should contact the registered holder promptly and instruct such person to tender on your behalf.

Guaranteed Delivery
Procedures.................  If you wish to tender your existing notes and all required documentation and procedures cannot be obtained or completed prior to the expiration date, you may tender your existing notes according to the guaranteed delivery procedures set forth under "The Exchange Offer -- Procedures for Tendering Existing Notes -- Guaranteed Delivery."

Registration Rights
Agreement..................  We sold the existing notes to the initial purchasers in a private placement in reliance on Regulation D, Rule 144A and Regulation S under the Securities Act. In connection with the sale, we entered into a registration rights agreement with the initial purchasers under which we agreed to:

                                  - file a registration statement relating to an
                                    exchange offer, not later than 120 days
                                    after the closing of the existing note
                                    transaction, which would enable holders to exchange the existing notes for new notes with identical terms, but without transfer restrictions;

                                  - use our reasonable best efforts to cause the
                                    registration statement to become effective within 180 days after the existing notes were issued;

                                  - use our reasonable best efforts to complete
                                    the exchange within 30 days after the
                                    registration statement becomes effective;
                                    and

                                  - file a shelf registration statement for the
                                    resale of the existing notes if we cannot effect an exchange offer within the specified period and in other circumstances described in the registration rights agreement.

                             The interest rate on the notes will increase by 0.25% each time we do not meet the deadlines referred to in, or otherwise comply with our obligations under, the registration rights agreement. These deadlines and obligations are summarized above. The interest rate shall be increased by 0.25% per annum per default each 90 days that the default is not cured. Such interest rate increases, however, may not exceed a total of 1.0% per annum.

                             The exchange offer satisfies all registration rights under which we are currently obligated. Such rights terminate upon consummation of the exchange offer. You will not be entitled to any exchange or registration rights with respect to the new notes.

Federal Tax
Considerations.............  Exchanging your existing notes for new notes pursuant to the exchange offer will not constitute a sale or an exchange for federal income tax purposes. See "United States Federal Tax Considerations."

Use of Proceeds............  We will not receive any proceeds from the exchange of notes pursuant to the exchange offer.

Exchange Agent.............  We have appointed Bank One Trust Company, National
                             Association, as the exchange agent for the exchange offer. The mailing address and telephone number of the exchange agent are 1 Bank One Plaza, Suite IL1-0126, Chicago, Illinois 60670, phone: (402) 496-1960. See "The Exchange Offer -- Exchange Agent."

                     SUMMARY OF THE TERMS OF THE NEW NOTES

     The terms of the new notes and the existing notes are substantially the same in all material respects, except that (1) the new notes will be freely transferable by the holders except as otherwise provided in this prospectus; (2) holders of new notes will have no registration rights; and (3) the new notes will contain no provisions for an increase in their stated interest rate.

New Notes Offered..........  $200,000,000 principal amount of 7.75% Senior Notes due 2009, Series A.

Interest Rate..............  7.75% per annum.

Interest Payment Dates.....  Interest will be paid on March 1 and September 1 of each year, beginning March 1, 2000.

Maturity...................  September 1, 2009.

Use of Proceeds............  We will not receive any cash proceeds from the exchange offer.

Ratings....................  The following ratings have been obtained on the notes: A3 by Moody's Investors Service, Inc., A- by Standard & Poor's Ratings Services and A- by Duff & Phelps Credit Rating Co. These ratings have been obtained with the understanding that the rating agencies will continue to monitor our credit ratings, and will make future adjustments when they feel it is necessary. A rating reflects only the view of a rating agency. It is not a recommendation to buy, sell or hold the notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides the circumstances warrant such a change.

Ranking....................  The new notes will be senior unsecured and unsubordinated obligations and will rank equally with all our other existing and future senior and unsubordinated indebtedness. As of September 30, 1999, our existing aggregate indebtedness (excluding the $200,000,000 principal amount of existing notes outstanding) with which the new notes will rank equally was approximately $689 million.

                             The indenture does not limit the amount of unsecured debt we may incur. The indenture contains restrictions on our ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the new notes.

Financial Covenants and
Events of Default..........  We will issue the new notes under an indenture with
                             Bank One Trust Company, National Association, successor to The First National Bank of Chicago, as trustee. The indenture includes material financial covenants, including:

                             - limitation on liens;

                             - restrictions on incurrence of secured
                               indebtedness; and

                             - limitation on sale-leaseback transactions.

                             The indenture provides for events of default, including default on other significant indebtedness.

Optional Redemption........  Upon 30 days' notification to noteholders, we may redeem the new notes. Redemption of the new notes can be in whole, at any time, or in part, from time to time. The redemption price will include a make-whole premium.

Form and Denomination......  The new notes will be represented by one or more global notes. The global notes will be deposited with Bank One Trust Company, National Association, as book-entry depositary, for the benefit of DTC and its participants.

                             Initially, you will not receive new notes in certificated form. However, subject to the provisions of the indenture described under the heading "Description of the Notes -- Depositary Procedures," you may elect to receive certificated notes.

                             The book-entry depositary will issue to DTC one or more certificateless book-entry interests representing each global note. DTC will operate a system of dealing in the book-entry interests by maintaining records of interests of DTC participants in book-entry interests.

                             The global notes will be shown on, and transfers of such notes will be effected only through, records maintained in book-entry form by DTC and its direct and indirect participants, including depositaries for Euroclear and CEDEL.

                             Notes issued or transferred will be in minimum principal amounts of $1,000 and multiples thereof.

Same-day Settlement........  The new notes will trade in DTC's Same-day Funds
                             Settlement System until maturity or redemption. Therefore, secondary market trading activity in the notes will be settled in immediately available funds.

Trustee, Registrar and
Transfer Agent.............  Bank One Trust Company, National Association,
                             successor to The First National Bank of Chicago.

Governing Law..............  The notes and the indenture relating to the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Investment
Considerations.............  See "Risk Factors" for a discussion of factors you should carefully consider before deciding to exchange your existing notes for new notes.

                        NORTHERN BORDER PIPELINE COMPANY

     We own a 1,214-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to natural gas markets in the midwestern United States. Our pipeline system connects with multiple pipelines, which allow shippers to access the various natural gas markets served by those pipelines.

     Our pipeline system was initially constructed in 1982 and was expanded and/or extended in 1991, 1992 and 1998. The most recent expansion and extension, called The Chicago Project, was completed in late 1998, and increased our pipeline system's ability to receive natural gas by 42% to its current capacity of 2,373 million cubic feet per day. The amount of natural gas that can be transported in the pipeline is referred to as "capacity" and is measured in cubic feet per day. In the nine months ended September 30, 1999, we estimate that we transported approximately 24% of the total amount of natural gas imported from Canada to the United States. Over the same period, approximately 91% of the natural gas we transported was produced in the western Canadian sedimentary basin located in the provinces of Alberta, British Columbia and Saskatchewan.

     We transport natural gas for shippers under a tariff regulated by the Federal Energy Regulatory Commission. The tariff allows us an opportunity to recover from our shippers our cost of service, including operations and maintenance costs, taxes other than income taxes, interest, depreciation and amortization, an allowance for income taxes and a regulated return on equity. Shippers contract to pay for a proportionate share of those costs by way of a mileage-based charge for the amount of capacity contracted. The shippers are obligated to pay the charge regardless of the amount of natural gas they transport. We do not own the natural gas that we transport and therefore we do not assume any natural gas commodity price risk. As of September 30, 1999, approximately 97% of our pipeline capacity was contractually committed through mid-September 2003 and the weighted average contract life, based on annual cost of service obligations, was over seven years. Our pipeline system serves more than 40 shippers with diverse operating and financial profiles.

     Northern Border Pipeline Company is a general partnership formed in 1978. The general partners are Northern Border Partners, L.P. and TC PipeLines, LP, both of which are publicly traded partnerships. Each of Northern Border Partners and TC PipeLines holds its interest, 70% and 30% of voting power, respectively, through a subsidiary limited partnership. The general partners of Northern Border Partners are two subsidiaries of Enron Corp. and one subsidiary of The Williams Companies, Inc. The general partner of TC PipeLines is a subsidiary of TransCanada PipeLines Limited.

     Our pipeline system is operated by Northern Plains Natural Gas Company, a wholly-owned subsidiary of Enron. Our management is overseen by a four-member management committee. Three representatives are designated by Northern Border Partners, with each of its general partners selecting one representative; one representative is designated by TC PipeLines. For a discussion of specific relationships with affiliates, refer to "Material Relationships and Related Transactions."

     Our principal executive offices are located at 1111 South 103rd Street, Omaha, Nebraska 68124-1000. Our telephone number is (402) 398-7700.

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary financial information as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 is derived from our audited financial statements, and the summary financial information as of and for the nine months ended September 30, 1999 and 1998 is derived from our unaudited financial statements. The operating data for all periods presented are derived from our records. The Summary Financial and Operating Data should be read in conjunction with our financial statements and related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                                         -----------------------   ------------------------------------------------------------
                                            1999         1998         1998         1997        1996        1995         1994
                                         ----------   ----------   ----------   ----------   --------   ----------   ----------
                                                       (IN THOUSANDS, EXCEPT OTHER FINANCIAL AND OPERATING DATA)
INCOME STATEMENT DATA:
  Operating revenues, net..............  $  220,582   $  145,476   $  196,600   $  186,050   $201,943   $  206,497   $  211,580
  Operations and maintenance...........      27,806       21,581       29,447       28,522     26,974       25,573       27,682
  Depreciation and amortization........      38,806       30,060       40,989       38,708     46,979       47,081       41,959
  Taxes other than income..............      21,894       17,267       21,381       22,393     24,390       23,886       24,438
  Regulatory credit....................          --       (4,709)      (8,878)          --         --           --           --
                                         ----------   ----------   ----------   ----------   --------   ----------   ----------
        Operating income...............     132,076       81,277      113,661       96,427    103,600      109,957      117,501
  Interest expense, net................      44,347       18,400      (25,541)     (29,360)   (32,670)     (35,106)     (38,375)
  Other income (expense)...............         646        9,174       12,111        5,705      2,913         (316)      (1,968)
                                         ----------   ----------   ----------   ----------   --------   ----------   ----------
        Net income to partners.........  $   88,375   $   72,051   $  100,231   $   72,772   $ 73,843   $   74,535   $   77,158
                                         ==========   ==========   ==========   ==========   ========   ==========   ==========
CASH FLOW DATA:
  Net cash provided by operating
    activities.........................  $  133,284   $   83,390   $  103,777   $  115,328   $136,808   $  127,429   $  121,679
  Capital expenditures.................      89,562      484,219      651,169      152,070     18,597        8,310        3,086
  Distributions to partners............      97,914       61,205       61,205       99,322    102,845       98,517       87,509
BALANCE SHEET DATA (AT PERIOD END):
  Net property, plant and equipment....  $1,739,112   $1,602,862   $1,714,523   $1,100,890   $937,859   $  957,587   $  983,843
  Total assets.........................   1,805,214    1,653,804    1,790,889    1,147,120    974,137    1,011,361    1,063,210
  Long-term debt, including current
    maturities.........................     900,757      724,000      862,000      459,000    377,500      410,000      445,000
  Partners' capital....................     833,899      789,258      843,438      581,412    526,962      555,964      579,946
OTHER FINANCIAL DATA:
  Ratio of earnings to fixed
    charges(1).........................         3.0          3.4          3.2          3.2        3.2          3.1          3.0
OPERATING DATA:
  Natural gas delivered (millions of
    cubic feet)........................     623,697      454,071      619,669      633,280    633,908      615,133      597,898
  Average throughput (millions of cubic
    feet per day)......................       2,351        1,698        1,737        1,770      1,764        1,720        1,663

---------------

(1) "Earnings" means the sum of (a) pre-tax income from continuing operations; and (b) fixed charges. "Fixed charges" means the sum of (a) interest expensed and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expenses.

                                  RISK FACTORS

     You should consider the following risk factors together with all of the other information included in this prospectus in evaluating the exchange offer.

YOUR FAILURE TO PARTICIPATE IN THE EXCHANGE OFFER WILL HAVE ADVERSE
CONSEQUENCES.

     The existing notes were not registered under the Securities Act or under the securities laws of any state. You may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from applicable registration requirements. If you do not exchange or properly tender your existing notes for new notes pursuant to this exchange offer, you will not be able to freely trade your existing notes. In order to sell your existing notes in these circumstances, you must transfer them under an exemption from the applicable registration requirements or in a transaction not subject to the registration requirements of the Securities Act. Moreover, the exchange offer satisfies the registration rights you received in connection with the existing notes and those rights terminate upon consummation of the exchange offer.

IF YOU DO NOT PROPERLY TENDER YOUR EXISTING NOTES, YOU WILL CONTINUE TO HOLD UNREGISTERED EXISTING NOTES AND YOUR ABILITY TO TRANSFER EXISTING NOTES WILL BE ADVERSELY AFFECTED.

     We will only issue new notes in exchange for existing notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the existing notes and you should carefully follow the instructions on how to tender your existing notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the existing notes. If you do not tender your existing notes or if we do not accept your existing notes because you did not tender your existing notes properly, then, after we consummate the exchange offer, you may continue to hold existing notes that are subject to the existing transfer restrictions.

     In addition, if you tender your existing notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. If you are a broker-dealer that receives new notes for your own account in exchange for existing notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such new notes. After the exchange offer is consummated, if you continue to hold any existing notes, you may have difficulty selling them because there will be fewer existing notes outstanding.

THERE IS NO PUBLIC MARKET FOR THE NOTES.

     Before the offering of the notes, there was no public market for the notes and we do not intend to apply for the listing of the notes on any securities exchange or for quotation of the notes on the Nasdaq National Market. We have been advised by the initial purchasers of the existing notes that they intend to make a market in the notes, as permitted by applicable laws and regulations. The initial purchasers are not obligated, however, to make a market in the notes and any market making activity may be discontinued at any time without notice at the sole discretion of each initial purchaser. This market-making activity will be restricted by limitations imposed by the Securities Act and the Securities Exchange Act of 1934, and may be limited during our exchange offer for the existing notes. We cannot assure you as to the liquidity of the public market for the new notes or that an active public market for the new notes will develop. If an active public market does not develop, the market price and liquidity of the new notes may be adversely affected. See "Plan of Distribution."

THE ISSUANCE OF THE NEW NOTES MAY ADVERSELY AFFECT THE MARKET FOR THE EXISTING NOTES.

     If existing notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted existing notes could be adversely affected.

OUR POLICY GOVERNING CASH DISTRIBUTIONS TO OUR GENERAL PARTNERS IS AT THE DISCRETION OF OUR MANAGEMENT COMMITTEE AND MAY NEGATIVELY IMPACT OUR ABILITY TO REPAY LONG-TERM INDEBTEDNESS.

     In general, our partnership agreement provides that distributions to our partners are to be made on a proportionate basis according to each partner's capital account balance. The amount and timing of distributions are determined by our management committee.

     Decisions made by our management committee regarding cash distributions could inhibit our ability to repay long-term indebtedness, including the new notes.

CROSS-ACCELERATION OF PAYMENTS

     An event of default under our existing senior notes or our bank credit facility would result in payment on the new notes being accelerated. If we were not paying on either our existing senior notes or our bank credit facility, resulting in an event of default, we would not be able to pay either required principal or interest on the new notes. For additional information regarding our existing senior notes and our bank credit facility, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Existing Indebtedness."

A DECLINE IN THE AVAILABILITY OF ECONOMIC WESTERN CANADIAN NATURAL GAS MAY REDUCE THE NEED FOR SHIPPERS TO CONTRACT FOR CAPACITY ON OUR PIPELINE SYSTEM.

     Our long-term financial condition is dependent on the continued availability of economic western Canadian natural gas for import into the United States. Natural gas reserves may require significant capital expenditures by others for exploration and development drilling and the installation of production, gathering, storage, transportation and other facilities that permit natural gas to be produced and delivered to pipelines that interconnect with our pipeline system. Low prices for natural gas, regulatory limitations or the lack of available capital for these projects could adversely affect the development of additional reserves and production, gathering, storage and pipeline transmission and import and export of natural gas supplies. Additional pipeline export capacity also could accelerate depletion of these reserves.

     As of September 30, 1999, approximately 97% of our pipeline capacity was contractually committed through mid-September 2003 and the weighted average contract life, based on annual cost of service obligations, was over seven years. If the availability of western Canadian natural gas were to decline over this period, existing shippers may be unlikely to extend their contracts or we may be unable to find replacement shippers for that capacity. We cannot give you any assurances as to the timing of discovery or development of additional natural gas reserves or their availability to interconnect with our pipeline system, or the economic competitiveness of such supplies in the markets we serve.

IF DEMAND FOR WESTERN CANADIAN NATURAL GAS DECREASES, SHIPPERS MAY NOT ENTER INTO OR RENEW CONTRACTS.

     Our business depends in part on the level of demand for western Canadian natural gas in the markets our pipeline system serves. The volumes of natural gas delivered to these markets from other sources affect the demand for both western Canadian natural gas and use of our pipeline system. Demand for western Canadian natural gas also influences the ability and willingness of shippers to use our pipeline system to meet demand.

     A variety of factors could cause the demand for natural gas to fall in the markets that our pipeline system serves. These factors include:

     - economic conditions;

     - fuel conservation measures;

     - alternative energy requirements and prices;

     - climatic conditions;

     - government regulation; and

     - technological advances in fuel economy and energy generation devices.

We cannot predict whether these or other factors will have an adverse effect on demand for use of our pipeline system or how significant that adverse effect could be.

OUR OPERATIONS ARE REGULATED EXTENSIVELY BY THE FERC AND ANY MATERIAL ADVERSE CHANGES IN THE FERC REGULATORY ENVIRONMENT MAY HAVE A NEGATIVE IMPACT ON OUR FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS.

     We are subject to extensive regulation by the FERC. FERC's regulatory authority extends to matters including:

     - the tariff structure;

     - allowed rate of return on equity;

     - the services that we are permitted to perform or abandon;

     - the ability to seek recovery of various categories of costs; and

     - the acquisition, construction and disposition of pipeline facilities.

     Under FERC regulations, customers generally are allowed to contest our rates or rate structure and terms and conditions of service. Our operating revenues could be reduced as a result of such action by:

     - a reduction in the current FERC-allowed rate of return on equity; or

     - any other adverse change to our rates, rate structure and terms and conditions of service.

     We filed a rate proceeding with the FERC on May 28, 1999 for a redetermination of our allowed equity rate of return. In this proceeding, we proposed, among other things, to increase our allowed equity rate of return. The total annual cost of service increase due to our proposed changes is approximately $30 million. A number of our shippers and competing pipelines have filed interventions and protests. In June 1999, the FERC issued an order in which the proposed changes were suspended until December 1, 1999, after which they were implemented with subsequent billings subject to refund. The order set for hearing not only our proposed changes but also several issues raised by intervenors including the appropriateness of the cost of service tariff, our depreciation schedule and our creditworthiness standards.

     Several parties, including ourselves, asked for clarification or rehearing of various aspects of the June order. On August 31, 1999, the FERC issued an order that provided that the issue of combining the cost of service of the existing system with the cost of service of The Chicago Project for purposes of calculating a system-wide transportation charge, or "rolled-in rate treatment," may be examined in this proceeding. Also, since the amount of The Chicago Project costs to be included in rate base, which is the total amount of our investment in facilities and other assets that the FERC allows a return on, is governed by the settlement in our previous rate case, the FERC consolidated that proceeding with this case and directed that the presiding Administrative Law Judge conduct any further proceedings that may be appropriate. While we had not proposed in this case to change the depreciation rates approved in our last rate case, the order also provided that we have the burden of proving that our depreciation rates are just and reasonable. A procedural schedule has been established which calls for the hearing to commence in July 2000. At this time, we can give no assurance as to the outcome on any of these issues.

     Given the extent of regulation by the FERC and potential changes to regulations, we cannot give you any assurance regarding:

     - the likely federal regulations under which we will operate in the future; or

     - the effect that regulation will have on our financial position, results of operations and cash flows.

IF ANY SHIPPER FAILS TO PERFORM ITS CONTRACTUAL OBLIGATIONS, OUR FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS COULD BE ADVERSELY IMPACTED.

     We have a limited number of major shippers. If one of these shippers fails to perform its contractual obligation and we are unable to recontract its capacity, our financial position could by adversely impacted.

     Based on their proportionate shares of our cost of service, as of September 30, 1999, the five largest shippers are: Pan-Alberta Gas (U.S.) Inc. (25.7%), TransCanada PipeLines Limited (10.8%), PanCanadian Energy Services Inc. (7.0%), Enron Capital & Trade Resources Corp. (5.7%) and PetroCanada Hydrocarbons Inc. (4.9%). The 20 largest shippers, in total, are responsible for an estimated 88.7% of our cost of service.

IF WE DO NOT MAINTAIN OR INCREASE OUR RATE BASE BY SUCCESSFULLY COMPLETING FERC-APPROVED PROJECTS, THE AMOUNT OF REVENUE ATTRIBUTABLE TO THE RETURN ON THE RATE BASE WE COLLECT FROM OUR SHIPPERS WILL DECREASE OVER TIME.

     The cost of our pipeline system is reflected in our financial records in various accounts collectively referred to as "rate base." We are generally allowed to collect from our customers a return on the rate base as reflected in our financial records as well as recover that rate base through depreciation. Under our cost of service tariff, the amount we may collect from customers decreases monthly as the rate base declines as a result of, among other things, monthly depreciation and amortization. In order to avoid a reduction in the level of our earnings, we must maintain or increase our rate base through projects that maintain or add to existing pipeline facilities. These projects will depend upon many factors, including:

     - sufficient demand for natural gas;

     - an adequate supply of economic natural gas reserves;

     - available capacity on pipelines that connect with our pipeline system;

     - the execution of natural gas transportation contracts;

     - the approval of any expansion or extension of the system by the management committee, or in some cases, a ruling from an arbitrator, see "Northern Border Pipeline Company Partnership Agreement;"

     - obtaining financing for these projects; and

     - receipt and acceptance of necessary regulatory approvals.

     Our ability to complete these projects is also subject to numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control, and we cannot assure you that these projects will be completed.

BECAUSE OF THE HIGHLY COMPETITIVE NATURE OF THE NATURAL GAS TRANSMISSION BUSINESS, WE MAY NOT BE ABLE TO MAINTAIN EXISTING CUSTOMERS OR ACQUIRE NEW CUSTOMERS WHEN THE CURRENT SHIPPER CONTRACTS EXPIRE.

     We cannot give any assurances that we will be able to renew or replace our current shipper contracts, 97% of which have terms ending in or after September 2003. Our ability to renew or replace our shipper contracts may be negatively impacted by competition from alternative sources of supply in the United States and competition from other pipelines.

     Other pipeline systems that transport natural gas from Canada serve the same regions served by our pipeline system. As a result, we face competition from other pipeline systems. The Alliance Pipeline has received regulatory approval and has begun construction. Upon its completion (expected in late
2000), we will compete directly with the Alliance Pipeline in the transportation of natural gas from the western Canadian sedimentary basin to markets in the midwest United States. Williams has a minority interest in the Alliance Pipeline.

     Natural gas is also produced in the United States and transported by competing pipeline systems to the same regions that are served by our pipeline system.

LITIGATION OR GOVERNMENTAL REGULATION RELATING TO ENVIRONMENTAL PROTECTION AND OPERATIONAL SAFETY MAY RESULT IN SUBSTANTIAL COSTS AND LIABILITIES.

     Our operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. We believe that our operations comply in all material respects with applicable environmental and safety regulations.

     However, risks of substantial costs and liabilities are inherent in pipeline operations. The construction, operation and maintenance of a natural gas pipeline system involves activities that have the potential of impacting the environment and the public. While we have not encountered any serious environmental problems in our operational history, we cannot give you any assurance that substantial costs and liabilities will not be incurred. Possible future developments, including stricter environmental and safety laws, regulations and enforcement policies and claims for personal or property damages resulting from our operations, could result in substantial costs and liabilities. Although we cannot qualify or quantify the potential costs or liabilities, the possibility that they may be incurred is a risk specific to our operations.

IF THE FERC DOES NOT ALLOW US TO INCLUDE A PORTION OF THE COSTS OF THE CHICAGO PROJECT IN OUR RATE BASE, OUR FINANCIAL POSITION, RESULTS OF OPERATIONS AND CASH FLOWS MAY BE NEGATIVELY IMPACTED.

     The FERC may not permit us to include a portion of the costs associated with construction of The Chicago Project in our rate base. If that were to happen, we would not be able to recover those costs from our shippers and our financial position, results of operations and cash flows would be adversely affected.

     As part of the settlement of our 1995 rate case with the FERC, a project cost containment mechanism was implemented to limit our ability to include cost overruns on The Chicago Project and to provide incentives for cost underruns. The project cost containment mechanism amount is determined by comparing the final cost of The Chicago Project to the budgeted cost.

     The settlement agreement required the budgeted cost for The Chicago Project, which had been filed with the FERC for approximately $839 million, to be adjusted for the effects of inflation and for costs attributable to changes in project scope, as defined by the agreement. We have determined the budgeted cost of The Chicago Project, as adjusted for the effects of inflation and project scope changes, to be $897 million with the final construction cost estimated to be $894 million. Our notification to the FERC and our shippers in June 1999 in our final report reflects the conclusion that there will be a $3 million addition to rate base related to the project cost containment mechanism. Under the order issued August 31, 1999 in our pending rate case, we were required to file our final report in that proceeding.

     Although we believe that the computations in the final report have been completed under the terms of the settlement agreement, we are unable to predict at this time whether any adjustments will be required. Later developments may prevent recovery of amounts originally calculated under the project cost containment mechanism, which may result in a non-cash charge to write down the balance sheet transmission plant line item, and that charge could be material to our operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Settlement of 1995 FERC Rate Case and Project Cost Containment Mechanism."

WE MAY ENCOUNTER PROBLEMS AS A RESULT OF THE YEAR 2000 ISSUE AND OUR RELIANCE ON INFORMATION SYSTEMS TECHNOLOGY.

     We developed a plan, which will be modified as events warrant, to address Year 2000 problems. All of our mission-critical systems have operated to date. However, we cannot assure you that there will not be circumstances under which we may face severe issues as a result of Year 2000. These issues represent likely "worst case scenarios" and are described under "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Year 2000."

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new notes in exchange for the existing notes.

     The proceeds received from the offering of the existing notes were used to reduce indebtedness outstanding under a credit agreement which provides both a term loan facility and a revolving credit facility. For additional information on the indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Existing
Indebtedness -- Description of bank credit facility."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999. This table is derived from and should be read in conjunction with our financial statements and related notes.

                                                                   AS OF
                                                               SEPTEMBER 30,
                                                                    1999
                                                               --------------
                                                               (IN THOUSANDS)
Long-term debt:
  Existing senior notes.....................................     $  250,000
  Credit agreement..........................................        439,000
  7.75% Senior Notes due 2009...............................        200,000
  Unamortized proceeds from termination of interest rate
     forward agreements.....................................         12,719
  Unamortized debt discount.................................           (962)
                                                                 ----------
          Total long-term debt..............................        900,757
Partners' capital...........................................        833,899
                                                                 ----------
Total capitalization........................................     $1,734,656
                                                                 ==========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations should be read in conjunction with our financial statements and related notes.

                             RESULTS OF OPERATIONS

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Operating revenues increased $75.1 million (52%) for the nine months ended September 30, 1999, as compared to the same period in 1998, due primarily to additional revenue from the operation of The Chicago Project facilities. New firm transportation agreements with 27 shippers provided for additional receipt capacity of 700 million cubic feet per day, a 42% increase. Our FERC tariff provides an opportunity to recover operations and maintenance costs of the pipeline, taxes other than income taxes, interest, depreciation and amortization, an allowance for income taxes and a regulated return on equity. We are generally allowed an opportunity to collect from our shippers a return on unrecovered rate base as well as recover that rate base through depreciation and amortization. The return amount we collect from our shippers declines as the rate base is recovered. The Chicago Project increased our rate base, which increased our return, for the nine months ended September 30, 1999. Also reflected in the increase in 1999 revenues are recoveries of increased pipeline operating expenses due to the new facilities.

     Operations and maintenance expense increased $6.2 million (29%) for the nine months ended September 30, 1999, from the same period in 1998, due primarily to operations and maintenance expenses for The Chicago Project facilities recorded in 1999, expenses incurred for our rate case filed in 1999 and increased employee payroll and benefit expenses.

     Depreciation and amortization expense increased $8.7 million (29%) for the nine months ended September 30, 1999, as compared to the same period in 1998, due primarily to the placing of The Chicago Project facilities into service. The impact of the additional facilities on depreciation and amortization expense was partially offset by a decrease in the depreciation rate applied to transmission plant from 2.5% to 2.0%. We agreed to reduce the depreciation rate at the time The Chicago Project was placed into service as part of a previous rate case settlement.

     Taxes other than income increased $4.6 million (27%) for the nine months ended September 30, 1999, as compared to the same period in 1998, due primarily to ad valorem taxes attributable to the facilities placed into service for The Chicago Project.

     For the nine months ended September 30, 1998, we recorded a regulatory credit of $4.7 million. During the construction of The Chicago Project, we placed new facilities into service in advance of the December 1998 in-service date to maintain gas flow at firm contracted capacity while existing facilities were being modified. The regulatory credit deferred the cost of service of these new facilities. We are allowed to recover from our shippers the regulatory asset that resulted from the cost of service deferral over a ten-year period commencing with the in-service date of The Chicago Project.

     Interest expense, net increased $25.9 million (141%) for the nine months ended September 30, 1999, as compared to the same period in 1998, due to an increase in interest expense of $13.9 million and a decrease in interest expense capitalized of $12.0 million. Interest expense increased due primarily to an increase in average debt outstanding, reflecting amounts borrowed to finance a portion of the capital expenditures for The Chicago Project. The impact of the increased borrowings on interest expense was partially offset by a decrease in average interest rates between 1998 and 1999. The decrease in interest expense capitalized is due to the completion of construction of The Chicago Project in December 1998.

     Other income (expense) decreased $8.5 million (93%) for the nine months ended September 30, 1999, as compared to the same period in 1998, primarily due to a decrease in the allowance for equity funds used during construction. The decrease in the allowance for equity funds used during construction is due to the completion of construction of The Chicago Project in December 1998.

1998 Compared to 1997

     Operating revenues, net increased $10.5 million (6%) for the year ended December 31, 1998, as compared to the results for 1997 due primarily to returns on higher levels of invested equity.

     Depreciation and amortization expense increased $2.3 million (6%) for the year ended December 31, 1998, as compared to 1997, primarily due to facilities that were placed in service in 1998.

     For the year ended December 31, 1998, we recorded a regulatory credit of approximately $8.9 million. During the construction of The Chicago Project, we placed certain new facilities into service in advance of the December 1998 in-service date to maintain gas flow at firm contracted capacity while existing facilities were being modified. The regulatory credit results in deferral of the cost of service of these new facilities. We are allowed to recover from our shippers the regulatory asset that resulted from the cost of service deferral over a ten-year period commencing with the in-service date of The Chicago Project.

     Interest expense, net decreased $3.8 million (13%) for the year ended December 31, 1998, as compared to the results for 1997, due to an increase in interest expense of $11.5 million offset by an increase in the amount of interest expense capitalized of $15.3 million. The increase in interest expense was due primarily to an increase in average debt outstanding, reflecting amounts borrowed to finance a portion of the capital expenditures for The Chicago Project. The increase in interest expense capitalized primarily relates to expenditures for The Chicago Project.

     Other income increased $6.4 million (112%) for the year ended December 31, 1998, as compared to 1997. The increase was primarily due to an $8.8 million increase in the allowance for equity funds used during construction. The increase in the allowance for equity funds used during construction primarily relates to expenditures for The Chicago Project.

     Other income for 1997 included $4.8 million received for vacating certain microwave frequency bands. We employ a microwave system that used the 2Ghz. band of radio frequencies for transmitting operational data of the pipeline. This bandwidth was subsequently reserved by the Federal Communications Commission for personal communications services. As a result, we vacated 21 of the 39 segments of the microwave system and received payments during 1997. The remaining 18 segments of our microwave system are located in sparsely populated areas. The payments related to the vacated segments received during 1997 were a one-time occurrence and we do not expect to receive any material payments for vacating microwave frequency bands in the future.

1997 Compared to 1996

     Operating revenues, net decreased $15.9 million (8%) for the year ended December 31, 1997, as compared to the results for 1996 due primarily to lower depreciation and amortization expense, taxes other than income and return on a lower rate base. These lower recoveries were partially offset by higher operations and maintenance expense recoveries. Additionally, in accordance with the stipulation and agreement approved by the FERC to settle our November 1995 rate case, the allowed equity rate of return was 12.75% through September 30, 1996 and 12.0% thereafter.

     Operations and maintenance expense increased $1.5 million (6%) for the year ended December 31, 1997, from 1996 due primarily to increases in employee salary and benefit expenses.

     Depreciation and amortization expense decreased $8.3 million (18%) for the year ended December 31, 1997, as compared to 1996. In accordance with the terms of the stipulation, filed with the FERC in 1996 and approved in August 1997, the depreciation rate applied to our gross transmission plant was 2.5% for 1997. The average depreciation rate applied to gross transmission plant for the year ended December 31, 1996 was 3.1%.

     Taxes other than income decreased $2.0 million (8%) for the year ended December 31, 1997, as compared to 1996, due primarily to lower property tax assessments received in various states where our pipeline system operates.

     Interest expense, net decreased $3.3 million (10%) for the year ended December 31, 1997, as compared to 1996, due to an increase in the amount of interest capitalized. This increase primarily relates to expenditures for The Chicago Project.

     Other income increased $2.8 million (96%) for the year ended December 31, 1997, as compared to

1996. The increase was primarily due to $4.8 million received in 1997 for vacating certain microwave frequency bands. This increase was partially offset by the reversal into income of $2.2 million of previously established reserves for regulatory issues in 1996.

                        LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

     Cash flows provided by operating activities increased $49.9 million to $133.3 million for the nine months ended September 30, 1999, as compared to the same period in 1998, primarily attributed to The Chicago Project facilities placed into service in late December 1998.

     Cash flows provided by operating activities decreased $11.5 million to $103.8 million for the year ended December 31, 1998 as compared to 1997 primarily related to a $25.4 million reduction for changes in accounts payable, exclusive of accruals for The Chicago Project. In addition, for the year ended December 31, 1998, there was a $7.4 million reduction for changes in over/under recovered cost of service. These reductions were partially offset by the effect of the refund activity of 1997 discussed below. The over/under recovered cost of service is the difference between estimated billings to our shippers, which are determined on a six-month cycle, and the actual cost of service determined in accordance with the FERC tariff. The difference is either billed to or credited back to the shippers' accounts. Cash flows provided by operating activities for the year ended December 31, 1997 reflected a $52.6 million refund in October 1997 in accordance with the stipulation approved by the FERC to settle the November 1995 rate case. During 1997, we collected $40.4 million subject to refund as a result of our rate case.

Cash flows from investing activities

     Capital expenditures of $89.6 million for the nine months ended September 30, 1999 include $78.3 million for The Chicago Project. The remaining capital expenditures for this period are primarily related to renewals and replacements of existing facilities. For the same period in 1998, capital expenditures were $484.2 million, which included $474.4 million for The Chicago Project and $10.0 million for linepack gas purchased from our shippers. Linepack gas is the natural gas required to fill our pipeline system. The cost of the linepack is included in our rate base.

     Capital expenditures of $651.2 million for the year ended December 31, 1998, included $638.7 million for The Chicago Project and $11.7 million for linepack gas. The remaining $0.8 million of capital expenditures for 1998 is primarily related to renewals and replacements of existing facilities.

     Capital expenditures of $152.1 million for the year ended December 31, 1997, included $135.7 million for The Chicago Project. The remaining $16.4 million of capital expenditures for 1997 is primarily related to renewals and replacements of existing facilities.

     Total capital expenditures for 1999 are estimated to be $111 million, including $89 million for The Chicago Project. Approximately $37 million of the capital expenditures for The Chicago Project is for construction completed in 1998. An additional $22 million of 1999 capital expenditures is planned for renewals and replacements of the existing facilities. We currently anticipate funding our 1999 capital expenditures primarily by borrowing under our credit agreement and using internal resources. Under the most restrictive debt covenants contained in our existing debt agreements, we could incur additional indebtedness of approximately $315 million at September 30, 1999. See
"-- Description of Existing Indebtedness -- Description of bank credit facility."

Cash flows from financing activities

     Cash flows used in financing activities were $60.6 million for the nine months ended September 30, 1999, as compared to cash flows provided by financing activities of $400.8 million for the same period in 1998. During the nine months ended September 30, 1998, our general partners contributed $197.0 million to finance a portion of the capital expenditures for The Chicago Project. Distributions paid to the general partners increased $36.7 million to $97.9 million for the nine months ended September 30, 1999 as compared to the same period of 1998. The distribution for the nine months ended September 30, 1999 was impacted by increased earnings and included distributions for ten months activity, rather than nine months, resulting from a change in the timing of distribution payments. The distribution for the nine months ended September 30, 1998 was impacted by a rate case refund during the fourth quarter of 1997. Financing activities for the nine months ended September 30, 1999 included $197.5 million from the issuance of the existing notes, net of associated debt, discounts and issuance costs, and $12.9 million from the termination of interest rate forward agreements. Advances under our credit agreement, which were primarily used to finance a portion of the capital expenditures for The Chicago Project, were $82 million for the nine months ended September 30, 1999 as compared to advances of $265 million for the same period in 1998. Payments on our credit agreement were $255 million for the nine months ended September 30, 1999.

     Cash flows provided by financing activities increased $512.4 million to $564.8 million for the year ended December 31, 1998, as compared to the same period in 1997. Financing activities for 1998 include borrowings under our credit agreement of $403.0 million and were used primarily for construction expenditures related to The Chicago Project. Contributions received from our general partners increased $142.0 million to $223.0 million and were used to fund a portion of our capital expenditures. Distributions to the general partners decreased $38.1 million to $61.2 million primarily due to a change in the timing of distribution payments.

     Cash flows provided by financing activities were $52.4 million for the year ended December 31, 1997, as compared to cash flows used in financing activities of $125.3 million for the year ended December 31, 1996. In 1997, sources of funds from financing activities included contributions from our general partners of $81.0 million. Borrowings under our credit agreement totaled $209 million and were used primarily to retire amounts related to existing bank loan agreements of $137.5 million and for construction expenditures related to The Chicago Project.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

Description of existing notes

     For a description of the existing notes, refer to "Description of the Notes."

Description of existing senior notes

     The following is a summary of the material terms of $250 million aggregate principal amount of senior notes we issued in a private placement under a note purchase agreement dated as of July 15, 1992, amended by a supplemental agreement dated as of June 1, 1995.

     Our obligations under the note purchase agreement and supplemental agreement are unsecured and non-recourse to the general partners. The note purchase agreement and supplemental agreement provide for four series of notes with varying interest rates and maturity dates. The Series A Notes in a total principal amount of $66 million bear interest at an annual rate of 8.26%, payable semiannually, and mature in August 2000. The Series B Notes in a total principal amount of $41 million bear interest at an annual rate of 8.38%, payable semiannually, and mature in August 2001. The Series C Notes in a total principal amount of $78 million bear interest at an annual rate of 8.49%, payable semiannually, and mature in August 2002. The Series D Notes in a total principal amount of $65 million bear interest at an annual rate of 8.57%, payable semiannually, and mature in August 2003.

     We may at any time, at our option and on written notice, prepay the notes of one or more series in whole or in part. Prepayment must be in a minimum amount of, and otherwise in multiples of, $1.0 million. Optional prepayments will be payable with accrued interest plus any make-whole amount (as defined in the note purchase agreement) premium.

     The note purchase agreement contains various restrictive and affirmative covenants, including:

     - a requirement that the ratio of total indebtedness to partners' capital (as defined in the note purchase agreement) not exceed 2.3 to 1 on a consolidated basis. As of September 30, 1999, the ratio was 1.7 to 1 on a consolidated basis;

     - a requirement that Northern Plains or another person approved by a majority of the holders of the notes outstanding at the time of selection by the management committee be our operator;

     - restrictions on specific liens, investments, lines of business, mergers, consolidations or sales of assets;

     - restrictions on amendments, modification or cancellation of any controlled service agreement or related support agreement (as defined in the note purchase agreement), subject to some exceptions; and

     - restrictions on transactions with affiliates except on an arm's-length basis.

     Under the note purchase agreement, so long as no default or event of default (as defined in the note purchase agreement) exists or would result, we are permitted to make cash distributions to our partners if the total amount of cash distributions made from January 1, 1992 to the date of the proposed cash distribution (the computation period, as defined in the note purchase agreement) would not exceed $20 million plus (or minus in case of a negative amount) the sum of:

     - consolidated net income (as defined in the note purchase agreement) for the computation period;

     - an amount equal to the total net cash proceeds received during the computation period from the sale of partnership interests or from capital contributions treated as equity in accordance with required accounting principles (as defined in the note purchase agreement);

     - an amount equal to current taxes (as defined in the note purchase agreement) for the computation period and interest payable in respect of any income tax deficiencies (to the extent recovered under the FERC tariff during the computation period);

     - an amount equal to 35% of deferred income taxes (as defined in the note purchase agreement) during the computation period; and

     - an amount equal to 35% of depreciation (as defined in the note purchase agreement) during the computation period.

Under the most restrictive debt covenant, the amount of partners' capital that could have been distributed as of September 30, 1999 was approximately $137 million.

     If an event of default (as defined in the note purchase agreement) exists, the holders of notes may accelerate the maturity of the notes and exercise other rights and remedies.

Description of bank credit facility

     We entered into a credit agreement, dated as of June 16, 1997 with several financial institutions to borrow up to a total principal amount of $750 million. The credit agreement was entered into with The First National Bank of Chicago, Royal Bank of Canada and Bank of America National Trust and Savings Association, as syndication agents. The following is a summary of the material terms of our credit agreement.

     Our obligations under the credit agreement are unsecured obligations, rank equally with the existing senior notes and are non-recourse to the general partners. The credit agreement is comprised of a $200 million five-year revolving credit facility maturing in June 2002 to be used for the retirement of prior credit facilities and for general business purposes and a $550 million three-year revolving credit facility maturing in June 2000 to be used for the construction of The Chicago Project. Effective March 31, 1999, the three-year revolving credit facility converted to a term loan maturing in June 2002. The credit agreement permits us to choose among various interest rate options, to specify the portion of the borrowings to be covered by specific interest rate options and to specify the interest rate period, subject to specific parameters. We may borrow under either facility at (1) fixed interest rates or a margin added or subtracted from a London Interbank Offered Rate index and further adjusted based on our leverage ratio or credit rating or (2) under an auction procedure set forth in the credit agreement. We are required to pay a facility fee on the total principal amount of $749.5 million. As of September 30, 1999, $439.0 million was outstanding under the term loan. No funds were outstanding under the five-year revolving credit facility. The average effective interest rate applicable to our borrowings under the term loan is 5.78% as of September 30, 1999.

     The credit agreement contains various restrictive covenants, including restrictions on liens, additional indebtedness, investments, mergers, consolidations, sales of assets, guarantees, entering into transactions with affiliates, allowing final judgments in excess of $25 million to remain undischarged or unbonded, maintaining or contributing to any ERISA Plan without obtaining the prior written consent of the majority banks (as defined in the credit agreement), and not permitting the ratio of our indebtedness to the sum of its general partners' capital plus indebtedness to exceed 0.65 to 1 on a consolidated basis. As of September 30, 1999, the ratio was 0.52 to 1 on a consolidated basis.

     The credit agreement also contains various affirmative covenants, customary for this type of facility, including a covenant that we will use our best efforts to cause our tariff to remain effective at all times, use our best efforts to maintain existing service agreements and support agreements (as defined in the credit agreement), and that we will require that all shippers meet certain credit worthiness standards.

     If an event of default (as defined in the credit agreement) occurs under the credit agreement, the lending banks may accelerate the maturity of the amounts due thereunder and exercise other rights and remedies.

SETTLEMENT OF 1995 FERC RATE CASE AND PROJECT COST CONTAINMENT MECHANISM

     In connection with the rate case filed with the FERC in November 1995, we reached a settlement that was filed in a stipulation and agreement. Although the stipulation was contested, it was approved by the FERC in August 1997. As agreed to in the settlement, we implemented (1) a new depreciation schedule with an extended depreciable life, (2) a $31 million settlement adjustment mechanism that effectively reduces the allowed return on rate base and (3) an incentive mechanism designed to contain the amount of construction cost for The Chicago Project and the resulting monthly transportation charges. The purpose of the incentive mechanism, called the project cost containment mechanism, was to limit our ability to include cost overruns for The Chicago Project in our rate base and to provide incentives for cost underruns. The settlement agreement required the budgeted cost for The Chicago Project, which had been initially filed with the FERC for approximately $839 million, to be adjusted for the effects of inflation and for costs attributable to changes in project scope, as defined in the settlement agreement.

     In the determination of The Chicago Project cost containment mechanism, the actual cost of the project is compared to the budgeted cost. If there is a cost overrun of $6 million or less, the shippers will bear the actual cost of the project through its inclusion in our rate base. If there is a cost savings of $6 million or less, the full budgeted cost will be included in the rate base. If there is a cost overrun or cost savings of more than $6 million but less than 5% of the budgeted cost, the $6 million plus 50% of the excess will be included in our rate base. All cost overruns exceeding 5% of the budgeted cost are excluded from the rate base.

     We have determined the budgeted cost of The Chicago Project, as adjusted for the effects of inflation and project scope changes, to be $897 million, with the final construction cost estimated to be $894 million. Our notification to the FERC and our shippers in June 1999 in our final report reflects the conclusion that there will be a $3 million addition to rate base related to the project cost containment mechanism.

     The stipulation required the calculation of the project cost containment mechanism to be reviewed by an independent national accounting firm. The independent accountants completed their examination of our calculation of the project cost containment mechanism in October 1999. The independent accountants concluded we had complied in all material respects with the requirements of the stipulation related to the project cost containment mechanism. Under the order issued August 31, 1999 by the FERC in our pending rate case, we filed our final report and the independent accountants' report in that proceeding.

     Although we believe that the computations in the final report have been properly completed under the terms of the stipulation, we are unable to predict at this time whether any adjustments will be required. Later developments may prevent recovery of amounts originally calculated under the project cost containment mechanism, which may result in a non-cash charge to write down our balance sheet transmission plant line item, and that charge could be material to our operating results.

AMORTIZATION OF INCENTIVE RATE OF RETURN ADJUSTMENT

     Our rate base includes, as an additional amount, a one-time ratemaking adjustment to reflect the receipt of a financial incentive on the original construction of the pipeline called the incentive rate of return adjustment. Since inception, the incentive
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

rate of return adjustment has been amortized through monthly additions to the cost of service. The amortization continues until November 2001 when the incentive rate of return is fully amortized. See "Business -- FERC
Regulation -- Cost of service tariff."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our interest rate exposure results from variable rate borrowings from commercial banks. To mitigate potential fluctuations in interest rates, we attempt to maintain a significant portion of our debt portfolio in fixed rate debt. We also use interest rate swap agreements to increase the portion of fixed rate debt. As of September 30, 1999, approximately 55% of our debt portfolio, after considering the effect of the interest rate swap agreements, is in fixed rate debt.

     If interest rates average one percentage point more than rates in effect as of December 31, 1998, our annual interest expense would increase by approximately $5.2 million. This amount has been determined by considering the impact of the hypothetical interest rates on our variable rate borrowings and interest rate swap agreements outstanding as of December 31, 1998. Our tariff provides the pipeline an opportunity to recover, among other items, interest expense. We believe that we would be allowed to recover any increase in interest expense, and that there would not be any material impact on our annual earnings and cash flow from a hypothetical one percentage point increase in interest rates. As of September 30, 1999, there has not been any material change to our interest rate exposure as compared to December 31, 1998.

                                   YEAR 2000

     Similar to most businesses, we rely heavily on information systems technology to operate in an efficient and effective manner. Much of this technology takes the form of computers and associated hardware for data processing and analysis. In addition, a great deal of information processing technology is embedded in microelectronic devices.

     The Year 2000 problem results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. As a result, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

     If not corrected, many computer applications could fail or create erroneous results. The effects of the Year 2000 problem are compounded because of the interdependence of computer and telecommunication systems in the United States and throughout the world. This interdependence is true for us and our suppliers and customers.

     We developed a plan, which will be modified as events warrant, to address Year 2000 problems. This plan is designed to take reasonable steps to prevent mission-critical functions from being impaired due to the Year 2000 problem. Mission-critical functions are pipeline operations conducted in a manner that is safe for personnel and the public. Pipeline operations include:

     - the flow of natural gas through the pipeline with the operation of thirteen natural gas fired compressor stations;

     - two electric powered compressor stations;

     - measurement stations for receipt and delivery of gas; and

     - the supervisory control and data acquisition computer system.

     We are committed to allocating the resources necessary to implement this plan. A core team of individuals has been established to implement and complete the plan. The plan includes:

     - developing a comprehensive component inventory of computer hardware, software, embedded chips and third-party interfaces;

     - assessing the risk of non-compliance of each component;

     - identifying the impact of any component failure;

     - assessing Year 2000 compliance of each component;

     - identifying and implementing solutions for non-compliance of components;

     - testing of solutions implemented; and

     - developing contingency plans for critical components and systems.

     Before January 1, 2000, we identified, inventoried and assessed computer software, hardware, embedded chips and third-party interfaces. Where necessary, remediation and replacements were identified and implemented. All of our mission- critical and non-mission-critical systems have operated to date, with no interruption in our business operations.

     Our plan recognizes that the computer, telecommunications and other systems of outside entities have the potential for major, mission-critical, adverse effects on the conduct of our business. We do not have control of these outside systems. However, our plan includes an ongoing process of identifying and contacting outside entities whose systems have or may have a substantial effect on our ability to continue to conduct the mission-critical aspects of our businesses without disruption from Year 2000 problems. To date, there have been no material adverse effects on the conduct of our business from any outside entities.

     The processes of inventorying, assessing, analyzing, remediating through replacement or adequate workarounds, testing, and developing contingency plans for mission-critical functions in anticipation of the Year 2000 are necessarily iterative processes. That is, the steps are repeated as our Year 2000 team learns more about the Year 2000 problem and its effects on internal systems and on outside systems, and about the effects that embedded chips may have on our systems and outside systems. As the steps are repeated, it is likely that new problems will be identified and addressed. We presently do not know of any of our pipeline systems that are susceptible to problems that can only be identified after January 1, 2000.

     We have in place a Year 2000 contingency plan designed to address specific Year 2000 related problems including loss of all commercial electrical power, loss of all commercial telecommunications and unforeseen failures in critical systems. In the event of loss of commercial power, all of our critical pipeline facilities have back-up power sources including auxiliary generators and battery back-up except for the two electric powered compressor stations. We have our own internal, private communications systems for voice, data and the supervisory control and data acquisition computer system traffic. All of the communications sites have back-up power sources. We also have a redundant back-up site for critical operation and systems functions.

     We have not incurred material costs associated with the Year 2000 issues. Further, we believe that our future costs of implementing the plan will not be material. Although we believe our estimates are reasonable and there have been no material adverse effects to date, there can be no assurance, for the reasons stated below, that the actual costs of implementing the plan will not differ materially from the estimated costs or that we will not be adversely affected by Year 2000 issues.

     The extent and magnitude of the Year 2000 problem as it may affect our operations were and continue to be difficult to predict or quantify for a number of reasons. Among the most important is the potential complexity of locating embedded microprocessors that may be in a great variety of hardware used for process or flow control, environmental, transportation, access, communications and other systems. We believe that we have identified and remediated mission-critical systems containing embedded microprocessors.

     Other important difficulties relate to:

     - the lack of control over and difficulty inventorying, assessing, remediating, verifying and testing outside systems;

     - the complexity of evaluating all software (computer code) internal to our operations that may not be Year 2000 compatible; and

     - the potential limited availability of certain necessary internal or external resources, including but not limited to trained hardware and software engineers, technicians and other personnel to perform adequate remediation, verification and testing of internal systems or outside systems.

     Year 2000 costs are difficult to estimate accurately because of unanticipated vendor delays, technical difficulties, the impact of tests of outside systems, and similar events. There still can be no assurance for example that all outside systems were adequately remediated so that they were Year 2000 ready, so as not to create a material disruption to business. If, despite diligent, prudent efforts under the plan, there are Year 2000-related failures that create substantial disruptions to our business, the adverse impact could be material. Moreover, the estimated costs of pursuing the current course of action do not take into account the costs, if any, that might be incurred as a result of Year 2000-related failures that occur despite implementation of the plan, as it may be modified over time.

     In a SEC release regarding Year 2000 disclosures, the SEC stated that public companies must disclose the most reasonably likely worst case Year 2000 scenario. Although there have been no material adverse effects on the conduct of our business to date, analysis of the most reasonably likely worst case scenarios we may face leads to contemplation of the following possibilities:

     - widespread failure of electrical, gas, and similar supplies by utilities serving us;

     - widespread disruption of the services of communications common carriers;

     - similar disruption to means and modes of transportation for us and our contractors, suppliers and customers;

     - significant disruption to our ability to gain access to, and remain working in, office buildings and other facilities; and

     - the failure of outside systems, the effects of which would have a cumulative material adverse impact on our mission-critical systems.

     Among other things, we could face substantial claims due to:

     - service interruptions;

     - inability to fulfill contractual obligations;

     - inability to account for certain revenues or obligations or to bill shippers accurately and on a timely basis; and

     - increased expenses associated with litigation, stabilization of operations following mission-critical failures, and the execution of contingency plans.

     We could also experience an inability by shippers to pay, on a timely basis or at all, obligations owed to us. Under these circumstances, the adverse effect on our operations, and the diminution of our revenues, would be material, although not quantifiable at this time. We will continue to monitor business conditions to assess and quantify material adverse effects, if any, that result or may result from the Year 2000 problem.

     This discussion under the heading "Year 2000" constitutes year 2000 readiness disclosure under the Year 2000 Information and Readiness Disclosure Act. Compliance with the Year 2000 Information and Readiness Disclosure Act does not limit or otherwise affect any claims or actions under the federal securities laws.

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

                                    BUSINESS

                                   STRUCTURE

     Northern Border Pipeline Company is a general partnership formed in 1978. The general partners are Northern Border Partners, L.P. and TC PipeLines, LP, both of which are publicly traded partnerships. Each of Northern Border Partners and TC PipeLines holds its interest, 70% and 30% of voting power, respectively, through a subsidiary limited partnership as follows:

                            [NORTHERN BORDER CHART]
---------------

 * These entities each have three general partners: (1) Northern Plains Natural Gas Company, (2) Pan Border Gas Company and (3) Northwest Border Pipeline Company.

** These entities each have one general partner: TC PipeLines GP, Inc.

     A four-member management committee oversees our management. Northern Border Partners controls 70% of the voting power of the management committee and designates three members. TC PipeLines controls 30% of the voting power of the management committee and designates one member. See "Management."

     Under our partnership agreement, each of Northern Plains Natural Gas Company, Pan Border Gas Company and Northwest Border Pipeline Company has the right to select one of Northern Border Partners' representatives on the management committee. Voting power on the management committee is presently allocated among Northern Border Partners' three representatives in proportion to their general partner interests in Northern Border Partners. As a result, the 70% voting power of Northern Border Partners' three representatives on the management committee is allocated as follows: 35% to the representative designated by Northern Plains, 22.75% to the representative designated by Pan Border and 12.25% to the representative designated by Northwest Border. Northern Plains and Pan Border are subsidiaries of Enron Corp. Therefore, Enron controls 57.75% of the voting power of the management committee and has the right to select two of the members of the management committee. Northwest Border is a subsidiary of The Williams Companies, Inc.

     Our pipeline system is operated by Northern Plains under an operating agreement. As of December 31, 1998, Northern Plains employed approximately 190 individuals located at its headquarters in Omaha, Nebraska and at locations along the pipeline route. Northern Plains' employees are not represented by any labor union and are not covered by any collective bargaining agreements.

                                    GENERAL

     We generate revenues from the receipt and delivery of natural gas at points along our pipeline system according to individual transportation contracts with our shippers.

     The FERC-regulated tariff specifies the calculation of amounts to be paid by shippers and the general terms and conditions of transportation service on our pipeline system. The tariff provides an opportunity to recover:

     - operations and maintenance costs of the pipeline;

     - taxes other than income taxes;

     - interest;

     - depreciation and amortization;

     - an allowance for income taxes; and

     - a regulated return on equity.

     We are generally allowed to collect from our shippers a return on our rate base as well as recover that rate base through depreciation and amortization.

     Under the present form of tariff, in the absence of additions to the rate base, the amount received under our regulated return on equity decreases as the rate base is recovered.

     Billings for firm transportation agreements are based on contracted capacity to determine the proportionate share of the cost of service and are not dependent upon the percentage of available capacity actually used.

     We do not own the natural gas that we transport and therefore we do not assume any natural gas commodity price risk.

                              THE NORTHERN BORDER
                                PIPELINE SYSTEM

     With the completion of The Chicago Project in December 1998, we own a 1,214-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in the upper Midwest of the United States. Construction of our pipeline was initially completed in 1982. Our pipeline was expanded and/or extended in 1991, 1992 and 1998.

     Our pipeline system has pipeline access to natural gas reserves in the western Canadian sedimentary basin in the provinces of Alberta, British Columbia and Saskatchewan in Canada, as well as the Williston Basin in the United States. Our pipeline system also has access to synthetic gas produced at the Dakota Gasification plant in North Dakota. For the nine months ended September 30, 1999, of the natural gas transported on our system, approximately 91% was produced in Canada, approximately 5% was produced by the Dakota Gasification plant, and approximately 4% was produced in the Williston Basin.

     Our pipeline system consists of 822 miles of 42-inch diameter pipe designed to transport 2,373 million cubic feet per day from the Canadian border to Ventura, Iowa; 30-inch diameter pipe and 36-inch diameter pipe, each approximately 147 miles in length, designed to transport 1,300 million cubic feet per day in total from Ventura, Iowa to Harper, Iowa; and 226 miles of 36-inch diameter pipe and 19 miles of 30-inch diameter pipe designed to transport 645 million cubic feet per day from Harper, Iowa to a terminus near Manhattan, Illinois (Chicago area). Along the pipeline there are 15 compressor stations with total rated horsepower of 476,500 and measurement facilities to support the receipt and delivery of gas at various points. Other facilities include four field offices and a microwave communication system with 51 tower sites.

     At its northern end, our pipeline system is connected to TransCanada's majority-owned Foothills Pipe Lines (Sask.) Ltd. system in Canada, which is connected to the Alberta system owned by TransCanada and Transgas Limited in Saskatchewan. The Alberta system gathers and transports approximately 80% of Canadian natural gas production. Our pipeline system also connects with facilities of Williston Basin Interstate Pipeline at Glen Ullin and Buford, North Dakota, facilities of Amerada Hess Corporation at Watford City, North Dakota and facilities of Dakota Gasification Company at Hebron, North Dakota in the northern portion of the system.

                                 INTERCONNECTS

     Our pipeline system connects with multiple pipelines which allows our shippers to access the various natural gas markets served by those pipelines. Our pipeline system interconnects with pipeline facilities of:

     - Northern Natural Gas Company, an Enron subsidiary, at Ventura, Iowa as well as multiple smaller interconnections in South Dakota, Minnesota and Iowa;

     - Natural Gas Pipeline Company of America at Harper, Iowa;

     - MidAmerican Energy Company at Iowa City and Davenport, Iowa;

     - Alliant Power Company at Prophetstown, Illinois;

     - Northern Illinois Gas Company at Troy Grove and Minooka, Illinois;

     - Midwestern Gas Transmission Company near Channahon, Illinois;

     - ANR Pipeline Company near Manhattan, Illinois; and

     - The Peoples Gas Light and Coke Company near Manhattan, Illinois at the terminus of our pipeline system.

     The Ventura, Iowa interconnect with Northern Natural Gas Company functions as a large market center, where natural gas transported on our pipeline system is sold, traded and received for transport to significant consuming markets in the Midwest and to interconnecting pipeline facilities destined for other markets.

                                  PROJECT 2000

     In October 1998, we applied to the FERC for approval of Project 2000 to expand and extend our pipeline system into Indiana by November 2000. If approved and constructed, Project 2000 will strategically position us to move natural gas east of Chicago and will place us in direct contact with major industrial natural gas consumers. Project 2000 would afford shippers on the extended pipeline system access to the northern Indiana industrial zone, including Northern Indiana Public Service Company, a major midwest local distribution company with a large industrial load requirement.

     Permanent reassignments of contracted transportation capacity, or "capacity releases" have been negotiated between several existing and project shippers originally included in the October 1998 application. On March 25, 1999, we amended our application to the FERC to reflect these changes. Numerous parties have filed to intervene in this proceeding. Several parties have protested this application asking that the FERC deny our request for rolled-in rate treatment for the new facilities and that we be required to solicit indications of interest from existing shippers for capacity releases that would possibly eliminate the construction of certain new facilities. "Rolled-in rate treatment," as discussed under "Risk Factors" on page 13, is the combining of the cost of service of the existing system with the cost of service related to the new facilities for purposes of calculating a system-wide transportation charge.

     Project 2000 revised capital expenditures are estimated to be $126 million. Proposed facilities will include approximately 34.4 miles of 36-inch pipeline and a total net increase of 22,500 compressor horsepower at three compressor stations, one meter station and related facilities.

     As a result of the proposed revised expansion, our pipeline system will have the ability to transport 1,484 million cubic feet per day from Ventura to Harper, Iowa, 844 million cubic feet per day from Harper to Manhattan, Illinois, and 544 million cubic feet per day on the new extension from Manhattan to North Hayden, Indiana.

     Five project shippers have agreed to take all of the transportation capacity, subject to the satisfaction of specific conditions including receipt of FERC and other regulatory approvals by specific dates. The Project 2000 shippers are: Bethlehem Steel Corporation, El Paso Energy Marketing Company, Northern Indiana Public Service Company, Peoples Energy Services Corporation and The Peoples Gas Light and Coke Company.

     The proposed pipeline extension will interconnect with Northern Indiana Public Service Company at the terminus near North Hayden, Indiana. Northern Indiana Public Service has confirmed to us that the interconnect will be able to receive the required capacity.

     On September 15, 1999, the FERC issued a policy statement on certification and pricing of new construction projects. The policy statement announces a preference for establishing the transportation charge for new construction on a separate, stand-alone basis, also known as "incremental pricing." This reverses the existing presumption in favor of rolled-in pricing when the impact of the new capacity is not more than a 5% increase to existing rates and results in system-wide benefits. As set forth above, our amended application to construct facilities to expand our system was filed based upon rolled-in rate treatment. We are uncertain at this time how implementation of this policy may impact Project 2000.

                                  COMPETITION

     We compete with other pipeline companies that transport natural gas from the western Canadian sedimentary basin or that transport natural gas to markets in the midwestern United States. The competitors for the supply of natural gas include six pipelines, one of which is under construction and is described below, and the Canadian domestic users in the western Canadian sedimentary basin region. Our competitive position is affected by the availability of Canadian natural gas for export, the prices of natural gas in alternative markets, the cost of producing natural gas in Canada, and demand for natural gas in the United States. Shippers of natural gas from the western Canadian sedimentary basin have other options to transport Canadian natural gas to the United States, including transportation on pipelines eastward in Canada or to markets on the west coast of the United States. For the nine months ended September 30, 1999 we estimate that we transported approximately 24% of the total amount of Canadian natural gas imported into the United States.

     The Alliance Pipeline has received Canadian and United States regulatory approvals and has begun construction. Its sponsors have announced their plans for the Alliance Pipeline to be in service by late 2000. Upon its completion, we would compete directly with the Alliance Pipeline. The Alliance Pipeline would transport natural gas from the western Canadian sedimentary basin to the midwestern United States.

     We expect that the Alliance Pipeline would transport for its shippers gas containing high-energy liquid hydrocarbons. Additional facilities to extract the natural gas liquids must be constructed to permit Alliance to deliver natural gas with the liquids-rich element. We understand that a natural gas liquids extraction plant is being constructed near the Alliance Pipeline's terminus in Chicago.

     As a consequence of the Alliance Pipeline, there may be a large increase in natural gas moving from the western Canadian sedimentary basin to Chicago. There are several additional projects proposed to transport natural gas from the Chicago area to growing eastern markets that would provide access to additional markets for our shippers. The proposed projects currently being pursued by third parties and TransCanada are targeting markets in eastern Canada and the northeast United States. These proposed projects are in various stages of regulatory approval; none have commenced construction.

     Williams has a minority interest in the Alliance Pipeline. TransCanada and other unaffiliated companies own and operate pipeline systems which transport natural gas from the same natural gas reserves in western Canada that supply our customers.

     Natural gas is also produced in the United States and transported by competing pipeline systems to the same destinations as our pipeline system.

                                    SHIPPERS

     Our pipeline system serves more than 40 shippers with diverse operating and financial profiles. Based upon shippers' cost of service obligations, as of September 30, 1999, 93% of the firm capacity is contracted by producers and marketers. The remaining firm capacity is contracted to local distribution companies (5%) and interstate pipelines (2%). As of September 30, 1999, the termination dates of these contracts ranged from October 31, 2001 to December 21, 2013 and the weighted average contract life, based upon annual cost of service obligations was over seven years with at least 97% of capacity contracted through mid-September 2003.

     Based on their proportionate shares of the cost of service, as of September 30, 1999, the five largest shippers are: Pan-Alberta Gas (U.S.) Inc. (25.7%), TransCanada PipeLines Limited (10.8%), PanCanadian Energy Services Inc (7.0%), Enron Capital & Trade Resources Corp. (5.7%) and PetroCanada Hydrocarbons Inc. (4.9%). The 20 largest shippers, in total, are responsible for an estimated 88.7% of our cost of service.

     As of September 30, 1999, our largest shipper, Pan-Alberta holds 690 million cubic feet per day under three contracts with terms to October 31, 2003. An affiliate of Enron provides guaranties for 300 million cubic feet per day of Pan-Alberta's contractual obligations through October 31, 2001. In addition, Pan-Alberta's remaining capacity is supported by various credit support arrangements, including, among others, a letter of credit, a guaranty from an interstate pipeline company through October 31, 2001 for 150 million cubic feet per day, an escrow account and an upstream capacity transfer agreement.

     Some of our shippers are affiliated with the general partners of Northern Border Partners and TC PipeLines. TransCanada holds contracts representing 10.8% of the cost of service. Enron Capital & Trade Resources Corp., a subsidiary of Enron, holds contracts representing 5.7% of the cost of service. Transcontinental Gas Pipe Line Corporation, a subsidiary of Williams, holds a contract representing 0.8% of the cost of service. See "Certain Relationships and Related Transactions."

     Order 636, as discussed below under "FERC Regulation -- Open access regulation," has created a secondary market in existing capacity. As a result, a shipper with a firm transportation contract may release, on a temporary basis, part or all of the shipper's firm capacity to a third party. The releasing party receives credit against amounts due under its firm transportation contract for revenues received by us as a result of the temporary release of the contractually committed capacity to third parties. The releasing party is not relieved of its obligations under its contract. In addition to the temporary releases, several shippers have permanently released a portion of their capacity to other shippers who have agreed to comply with the underlying contractual and regulatory obligations associated with that capacity.

                                FERC REGULATION

General

     We are subject to extensive regulation by the FERC as a "natural gas company" under the Natural Gas Act. Under the Natural Gas Act and the Natural Gas Policy Act, the FERC has jurisdiction with respect to virtually all aspects of our business, including:

     - transportation of natural gas;

     - rates and charges;

     - construction of new facilities;

     - extension or abandonment of service and facilities;

     - accounts and records;

     - depreciation and amortization policies;

     - the acquisition and disposition of facilities; and

     - the initiation and discontinuation of services.

     Where required, we hold certificates of public convenience and necessity issued by the FERC covering our facilities, activities and services. Under
Section 8 of the Natural Gas Act, the FERC has the power to prescribe the accounting treatment for items for regulatory purposes. Our books and records are periodically audited under Section 8.

     The FERC regulates our rates and charges for transportation in interstate commerce. Natural gas companies may not charge rates exceeding rates judged just and reasonable by the FERC. In addition, the FERC prohibits natural gas companies from unduly preferring or unreasonably discriminating against any person with respect to pipeline rates or terms and conditions of service. Some types of rates may be discounted without further FERC authorization.

Cost of service tariff

     Our firm transportation shippers contract to pay for a proportionate share of the pipeline system's cost of service. During any given month, all these shippers pay a uniform mileage-based charge for the amount of capacity contracted, calculated under a cost of service tariff. The shippers are obligated to pay their proportionate share of the cost of service regardless of the amount of natural gas they actually transport. The cost of service tariff is regulated by the FERC and provides an opportunity to recover operations and maintenance costs of our pipeline system, taxes other than income taxes, interest, depreciation and amortization, an allowance for income taxes and a return on equity approved by the FERC. We may not charge or collect more than our cost of service under our tariff on file with the FERC.

     Our investment in our pipeline system is reflected in various accounts referred to collectively as our regulated "rate base." The cost of service includes a return, with related income taxes, on the rate base. Over time, the rate base declines as a result of, among other things, monthly depreciation and amortization. Our rate base currently includes, as an additional amount, a one-time ratemaking adjustment to reflect the receipt of a financial incentive on the original construction of the pipeline. Since inception, the rate base adjustment, called an incentive rate of return, has been amortized through monthly additions to the cost of service. The amortization continues until November 2001 when the incentive rate of return is fully amortized.

     We bill the cost of service on an estimated basis for a six month cycle. Any net excess or deficiency between the cost of service determined for that period according to the FERC tariff and the estimated billing is accumulated, including carrying charges. This amount is then either billed to or credited back to the shippers' accounts.

     We also provide interruptible transportation service. Interruptible transportation service is transportation in circumstances when surplus capacity is available after satisfying firm service requests. The maximum rate charged to interruptible shippers is calculated from cost of service estimates on the basis of contracted capacity. Except for certain limited situations, we credit all revenue from the interruptible transportation service to the cost of service for the benefit of our firm shippers.

     In our 1995 rate case, we reached a settlement that was filed in a stipulation and agreement. Although it was contested, it was approved by the FERC on August 1, 1997. In the settlement, the depreciation rate was established at 2.5% from January 1, 1997 through the in-service date of The Chicago Project and, at that time, it was reduced to 2.0%. Starting in the year 2000, the depreciation rate is scheduled to increase gradually on an annual basis until it reaches 3.2% in 2002.

     The settlement also determined several other cost of service parameters. In accordance with the effective tariff, our allowed equity rate of return is 12.0%. For at least seven years from the date The Chicago Project was completed, under the terms of the settlement, we may continue to calculate our allowance for income taxes as a part of our cost of service in the manner we have historically used. In addition, a settlement adjustment mechanism of $31 million was implemented, which effectively reduces the allowed return on rate base.

     Also as agreed to in the settlement, we implemented a capital project cost containment mechanism for The Chicago Project. For further discussion of the capital project cost containment mechanism, refer to "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Settlement of 1995 FERC Rate Cases and Project Cost Containment Mechanism."

     In May 1999, we filed a rate case wherein we proposed, among other things, to increase our allowed equity rate of return. The total annual cost of service increase due to our proposed changes is approximately $30 million. A number of our shippers and competing pipelines have filed interventions and protests. In June 1999, the FERC issued an order in which the proposed changes were suspended until December 1, 1999, after which they were implemented with subsequent billings subject to refund. The order set for hearing not only our proposed changes but also several issues raised by intervenors including the appropriateness of the cost of service tariff, our depreciation schedule and our creditworthiness standards. Several parties, including ourselves, asked for clarification or rehearing of various aspects of the June order. On August 31, 1999, the FERC issued an order that provided that the issue of rolled-in rate treatment of The Chicago Project may be examined in this proceeding. Also, since the amount of The Chicago Project costs to be included in rate base is governed by the settlement in our previous rate case, the FERC consolidated that proceeding with this case and directed that the presiding Administrative Law Judge conduct any further proceedings that may be appropriate. While we had not proposed in this case to change the depreciation rates approved in our last rate case, the order also provided that we have the burden of proving that our depreciation rates are just and reasonable. A procedural schedule has been established which calls for the hearing to commence in July 2000. At this time, we can give no assurance as to the outcome on any of these issues.

Open access regulation

     Beginning on April 8, 1992, the FERC issued a series of orders, known as Order 636, designed to restructure the way that pipelines deliver transportation services. Among other things, Order 636 required companies to unbundle their services and offer sales, transportation, storage, gathering and other services separately; to permanently assign their capacity on upstream pipelines to other shippers; and to provide all transportation services on a basis that is equal in quality for all shippers. Since the inception of our business, we have been a transportation-only interstate pipeline, so the unbundling of services required by Order 636 did not impact us directly.

     Order 636 adopted "right of first refusal" procedures, imposed by the FERC as a condition to the pipeline's right to abandon long-term transportation service, to govern a shipper's continuing rights to transportation services when its contract with the pipeline expires. The FERC's rules require existing shippers to match any bid of up to five years in order to renew those contracts. In a Notice of Proposed Rulemaking issued by the FERC on July 29, 1998, the FERC has proposed to eliminate the requirement that shippers match any bid up to five years from the right of first refusal and indicated that it is considering whether the right of first refusal should be eliminated entirely. The effect of the FERC's proposals to revise right of first refusal procedures on our ability to renew or recontract long-term service agreements once existing agreements expire cannot be determined.

     Beginning in 1996, the FERC issued a series of orders, referred to together as Order 587, amending its open access regulations to standardize business practices and procedures governing transactions between interstate natural gas pipelines, their customers, and others doing business with the pipelines. The intent of Order 587 was to assist shippers that deal with more than one pipeline by establishing standardized business practices and procedures. These business standards, developed by the Gas Industry Standards Board, govern important business practices including shipper supplied service nominations, allocation of available capacity, accounting and invoicing of transportation service, standardized internet business transactions and capacity release. We have implemented the necessary changes to our tariff and internal systems so we can fully comply with the business standards as required by these orders. Compliance with Order 587 has not adversely impacted our financial position.

     In 1998, the FERC initiated a number of proceedings to further amend its open access regulations. In a Notice of Proposed Rulemaking issued on July 29, 1998, the FERC proposed changes to its regulations governing short-term transportation services. Among the proposals considered in the proposed rulemaking are auctions for short-term capacity, removal of price caps for secondary market transactions, revisions to reporting requirements, revisions to tariff provisions governing imbalances, and negotiated services. The proposed regulations could lead to changes in the manner by which existing capacity is made available for short-term transportation and how such capacity is priced. Since we are fully contracted at this time, the proposed regulations are more likely to effect changes in the rights and obligations of our shippers who hold capacity. Although the precise impact of the proposed regulations on us, if any, cannot be predicted, we do not believe that it is likely to have a material, adverse impact to our operations. In a companion Notice of Inquiry issued the same day, the FERC has requested industry comment on its pricing policies in the existing long-term market for transportation services and its pricing policies for new capacity.

     On September 15, 1999, the FERC issued a policy statement on certification and pricing of new construction projects. The policy statement announces a preference for pricing new construction incrementally. This reverses the existing presumption in favor of rolled-in pricing when the impact of the new capacity is not more than a 5% increase to existing rates and results in system-wide benefits. Also, in examining new projects, the FERC will evaluate the efforts by the applicant to minimize adverse impact to its existing customers, to competitor pipelines and their captive customers and to landowners and communities affected by the proposed route of the pipeline. If the public benefits outweigh any residual adverse effects, the FERC will proceed with the environmental analysis of the project. This policy is to be applied on a case-by-case basis.

     On September 30, 1998, the FERC issued a Notice of Proposed Rulemaking that would give applicants seeking to construct, operate or abandon natural gas services or facilities the option of using a pre-filing collaborative process to resolve significant issues among parties and the pipeline. The proposed rulemaking also proposes that a significant portion of the environmental review process could be completed as part of the collaborative process. As part of the proposed rulemaking, the FERC intends to examine existing landowner notification policies related to pipeline construction and environmental and pipeline construction issues. A final rule issued on September 15, 1999 adopting procedural regulations defining a new voluntary collaborative filing process. These regulations permit an applicant to obtain the assistance of the FERC staff in preparing its application and beginning the environmental review in the pre-filing state.

     The impact on any final rules adopted by the FERC as a result of the proceedings discussed in the prior two paragraphs cannot be assessed at this time.

     On two other proceedings, FERC has issued final rules amending its regulations governing issuance of pipeline construction certificates and procedures under which shippers or others may have complaints considered by FERC. We do not currently believe that these rules will be adverse to our operations.

                        ENVIRONMENTAL AND SAFETY MATTERS

     Our operations are subject to federal, state and local laws and regulations relating to safety and the protection of the environment which include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, the Compensation and Liability Act of 1980, the Clean Air Act, the Clean Water Act, the Natural Gas Pipeline Safety Act of 1969, and the Pipeline Safety Act of 1992. Although we believe that our operations and facilities comply in all material respects with applicable environmental and safety regulations, risks of substantial costs and liabilities are inherent in pipeline operations, and we cannot provide any assurances that we will not incur these costs and liabilities. We have ongoing environmental and safety audit programs.

                                   PROPERTIES

     We hold the right, title and interest in our pipeline system. We own all of our material equipment and personal property and lease office space in Omaha, Nebraska. With respect to real property, our pipeline system falls into two basic categories: (a) parcels which we own in fee, including nearly all of the compressor stations, measurement stations and pipeline field office sites; and
(b) parcels where our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of the land for the construction and operation of our pipeline system. The right to construct and operate the pipeline across some property was obtained through exercise of the power of eminent domain. We continue to have the power of eminent domain in each of the states in which we operate our pipeline system, although we may not have the power of eminent domain with respect to Native American tribal lands.

     Approximately 90 miles of the pipeline is located on fee, allotted and tribal lands within the exterior boundaries of the Fort Peck Indian Reservation in Montana. Tribal lands are lands owned in trust by the United States for the Fort Peck Tribes and allotted lands are lands owned in trust by the United States for an individual Indian or Indians. While it is unclear if we have the right of eminent domain over tribal lands, we have the right of eminent domain over allotted lands.

     In 1980, we entered into a pipeline right-of-way lease with the Fort Peck Tribal Executive Board, for and on behalf of the Assiniboine and Sioux Tribes of the Fort Peck Indian Reservation. This pipeline right-of-way lease, which was approved by the Department of the Interior in 1981, granted the right and privilege to construct and operate our pipeline on some tribal lands, for a term of 15 years, renewable for an additional 15-year term at our option without additional rental. We continue to operate this portion of the pipeline located on tribal lands in accordance with our renewal rights.

     In conjunction with obtaining a pipeline right-of-way lease across tribal lands located within the exterior boundaries of the Fort Peck Indian Reservation, we also obtained a right-of-way across allotted lands located within the reservation boundaries. This right-of-way, granted by the Bureau of Indian Affairs on March 25, 1981, for and on behalf of individual Indian owners, expired on March 31, 1996. Before the termination date, we undertook efforts to obtain voluntary consents from individual Indian owners for a new right-of-way, and we filed applications with the Bureau of Indian Affairs for new right-of-way grants across those tracts of allotted lands where a sufficient number of consents from the Indian owners had been obtained. To date, the Bureau of Indian Affairs has not issued a formal right-of-way grant for those tracts for which sufficient landowners consents were obtained. However, we are continuing to negotiate with the parties involved in order to reach a positive resolution. Also, a condemnation action was filed in Federal Court in the District of Montana concerning those remaining tracts of allotted land for which a majority of consents were not timely received. An order was entered on March 18, 1999 condemning permanent easements in our favor on the tracts in question.

                                   LITIGATION

     In addition to the condemnation actions and matters related to FERC regulation, various legal actions that have arisen in the ordinary course of business are pending. In our opinion, none of these proceedings would reasonably be expected to have a material adverse impact on our financial position, results of operations or cash flows.

                                   MANAGEMENT

     Northern Border Pipeline Company is overseen by the management committee, which is composed of the following individuals:

     Larry L. DeRoin, Chairman(1)

     Stanley C. Horton(1)

     Garry P. Mihaichuk(2)

     Cuba Wadlington, Jr.(1)
---------------

(1) Designated by Northern Border Partners.

(2) Designated by TC PipeLines.

     Larry L. DeRoin (57) has been a member of our management committee since 1985 and has been Chairman since 1988. Mr. DeRoin was named Chief Executive Officer of Northern Border Partners in July 1993. Mr. DeRoin has been the President and a director of Northern Plains, an Enron subsidiary and our operator, since 1985.

     Stanley C. Horton (49) has been a member of our management committee since December 1998. Mr. Horton is the Chairman and Chief Executive Officer of the Gas Pipeline Group of Enron Corp. and has held that position since January 1997. Prior to that, Mr. Horton served as Co-Chairman and Chief Operating Officer of Enron Operations Corp. (1996-1997) and President and Chief Operating Officer of Enron Pipeline and Liquids Group (1993-1996).

     Garry P. Mihaichuk (46) has been a member of our management committee since September 1999, when he was named President and Chief Executive Officer of TC PipeLines GP, Inc. In July 1999, Mr. Mihaichuk was appointed Senior Vice President and President of Transmission for TransCanada PipeLines Limited. He has been associated with TransCanada since July 1996, when he was appointed President and Chief Executive Officer of TransCanada's International Business Unit. Previously, Mr. Mihaichuk served as Chairman of Amoco Orient Company and Senior Vice President for Amoco Corporation (1994-1996).

     Cuba Wadlington, Jr. (56) was named to the management committee on December 1, 1999. On January 4, 2000, Mr. Wadlington was named President and Chief Executive Officer of Williams Gas Pipeline. Previously, he had served as Executive Vice President and Chief Operating Officer of Williams Gas Pipeline since July 1999. Mr. Wadlington joined Transco in 1995 when Williams acquired Transco Energy Company. From 1995 to 1999, he served as senior vice president and general manager of Williams Gas Pipeline-Transco. From 1988 to 1995, he served as senior vice president and general manager of Williams Western Pipeline Company, executive vice president of Kern River Gas Transmission Company, and director of Northwest Pipeline Corporation and Williams Western Pipeline, all affiliates or subsidiaries of Williams. Mr. Wadlington serves on the Board of Directors of Sterling Bancshares Inc., a public company subject to the reporting requirements of the Exchange Act.

     Day-to-day management and operations are the responsibility of the operator, Northern Plains, as set forth in the operating agreement. We have no employees or executive officers. Officers and employees of Northern Plains provide services to our operations and we reimburse Northern Plains for such costs. We do not compensate members of the management committee for their services.

     There is also an audit and compensation committee composed of members appointed by the management committee. The audit and compensation committee, consisting of Messrs. Mihaichuk and Wadlington, oversees the annual audit process and confers with Arthur Andersen LLP, our independent public accountants. The committee is also responsible for setting up guidelines for compensation to be paid to the executive officers of Northern Plains, each of whom spends at least a portion of his or her time on our operations, for which Northern Plains is reimbursed as indicated above. Currently, there is one vacancy on the committee.

EXECUTIVE DISCLOSURE AND COMPENSATION

Executive Disclosure

     Jerry L. Peters (41) has served as Treasurer of Northern Plains since October 1998, Vice President of Finance for Northern Plains since July 1994 and director of Northern Plains since August 1994. He has been associated with Northern Plains since 1985.

Executive Compensation

     The following table summarizes information regarding compensation paid or accrued during each of the last three completed fiscal years to Messrs. Larry L. DeRoin and Jerry L. Peters ("Named Officers") by Northern Plains, our operator. Messrs. DeRoin and Peters are both employees of Northern Plains, but contribute services to our operations, for which we reimburse Northern Plains. Northern Plains is an affiliate of Enron. Amounts of Enron common stock and options contained herein have not been adjusted for the 2-for-1 stock split effective August 16, 1999.

Summary Compensation Table

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                            ANNUAL COMPENSATION                -----------------------
                                --------------------------------------------                                  ALL OTHER
                                                                                            SECURITIES      COMPENSATION
                                                                  OTHER        RESTRICTED   UNDERLYING   -------------------
                                                                 ANNUAL          STOCK       OPTIONS/       LTIP
       NAME & POSITION          YEAR    SALARY    BONUS(1)   COMPENSATION(2)   AWARDS(3)     SARS (#)    PAYOUTS(4)    (5)
       ---------------          ----   --------   --------   ---------------   ----------   ----------   ----------   ------
Larry L. DeRoin...............  1998   $256,067   $250,000      $  7,200        $125,024       9,510      $    --     $6,380
  Chief Executive Officer       1997   $247,333   $200,000      $ 11,908        $     --      15,285      $    --     $   --
                                1996   $239,667   $144,000      $  6,900        $     --      18,220      $56,250     $1,102
Jerry L. Peters...............  1998   $123,225   $110,000      $  1,214        $ 60,030      10,000      $    --     $1,956
  Chief Financial and           1997   $118,750   $ 47,500      $  1,200        $     --       5,715      $    --     $   --
  Accounting Officer            1996   $114,525   $ 28,000      $     --        $     --       5,045      $    --     $  767

---------------

(1) For 1996 and 1997, Mr. Peters' bonus awards were $48,000 and $80,000 respectively. The bonuses detailed exclude amounts deferred into Enron's Bonus Stock Option Program. Mr. Peters received a grant of 3,215 options to purchase Enron common stock during 1997 in lieu of a $20,000 cash bonus payment for 1996 and 4,435 options during 1998 in lieu of a $32,500 cash bonus payment for 1997. The 1998 amount reflects the full bonus earned, including deferrals.

(2) Includes "Perquisites and Other Personal Benefits" if value is greater than the lesser of $50,000 or 10% of reported salary and bonus. Also, under Enron's 1985 Deferral Plan, interest is credited on amounts deferred based on 150% of Moody's seasoned corporate bond yield index with a minimum rate of 12%, which for 1996, 1997 and 1998 was the minimum rate of 12%. No interest has been reported as Other Annual Compensation under Enron's 1985 Deferral Plan for participating Named Officers because the crediting rates during 1996, 1997 and 1998, did not exceed 120% of the long-term Applicable Federal Rate ("AFR") of 14.38% in effect at the time the 1985 Deferral Plan was implemented. Interest has been reported as Other Annual Compensation under Enron's 1994 Deferral Plan during 1996 for the participating Named Officers because the crediting rate of 9% exceeded 120% of the AFR of 7.29% in effect at the time the 1994 Deferral Plan was implemented. Beginning January 1, 1996, Enron's 1994 Deferral Plan credits interest based on fund elections chosen by participants. Since earnings on deferred compensation invested in third-party investment vehicles, comparable to mutual funds, need not be reported, no interest has been reported as Other Annual Compensation under Enron's 1994 Deferral Plan during 1996, 1997 and 1998. Other Annual Compensation also includes cash perquisite allowances.

(3) The aggregate total of shares in unreleased Enron restricted stock holdings and their values as of December 31, 1998, for each of the Named Officers is:
    Mr. DeRoin, 2,191 shares valued at $125,024; Mr. Peters, 1,052 shares valued at $60,030. This represents performance based restricted stock which was granted in lieu of performance units for the 1999-2002 performance period. Assuming continuous employment with Enron or an affiliate, the award will become vested and will be released January 31, 2002 as follows: (a) 33 1/3% of the total number of shares granted will vest and be released if earnings targets, as set by the Board of Directors of Enron in its sole discretion, are met in any one year of the three year period 1999, 2000 and 2001, (b)
    66 2/3% of the total number of shares granted will vest and be released if earnings targets, as set by the Board of Directors of Enron in its sole discretion, are met in any two years of the three year period 1999, 2000 and 2001, and (c) 100% of the total number of shares granted will vest and be released if earnings targets, as set by the Board of Directors of Enron in its sole discretion, are met in each of the three years or cumulatively over the three year period 1999, 2000 and 2001. Shares of restricted stock which do not become vested according to the above provisions will be canceled.

(4) The amount shown for 1996 for Mr. DeRoin represents payouts made under Enron's Performance Unit Plan account.

(5) The amounts shown include the value, as of year-end 1996 and 1998, of Enron Common Stock allocated during those years to employees' special subaccounts under Enron's Employee Stock Ownership Plan, and 1998 matching contributions to employees' Enron Corp. Savings Plan.

Stock Option Grants During 1998

     The following table sets forth information with respect to grants of stock options pursuant to Enron's stock plans to the Named Officers. No stock appreciation rights were granted during 1998.

                                                INDIVIDUAL GRANTS
                                      -------------------------------------
                                                     % OF
                                                    TOTAL
                                                   OPTIONS/
                                                     SARS                                    POTENTIAL REALIZABLE VALUE AT
                                                   GRANTED                                   PRICE APPRECIATION FOR OPTION
                                      OPTIONS/        TO         EXERCISE                       ASSUME ANNUAL RATES OF
                                        SARS      EMPLOYEES         OR                               STOCK TERM(6)
                                      GRANTED     IN FISCAL     BASE PRICE     EXPIRATION    -----------------------------
                NAME                   (#)(1)        YEAR         ($/SH)          DATE       0%(5)        5%        10%
                ----                  --------    ----------    -----------    ----------    ------    --------   --------
Larry L. DeRoin.....................    9,510(2)    0.12%        $57.0625       12/31/05     $   --    $220,920   $514,835
Jerry L. Peters.....................    4,435(3)    0.06%        $40.1250       01/19/05     $   --    $ 72,446   $168,829
                                        1,000(4)    0.01%        $50.9375       10/12/08     $   --    $ 32,035   $ 81,182
                                        4,565(2)    0.06%        $57.0625       12/31/05     $   --    $106,046   $247,132

---------------

(1) If a "change of control" (as defined in the Enron Stock Plans) were to occur with respect to Enron before the options become exercisable and are exercised, the vesting described below will be accelerated and all such outstanding options shall be surrendered and the optionee shall receive a cash payment by Enron in an amount equal to the value of the surrendered options (as defined in the Enron Stock Plans).

(2) Represents stock options awarded under the Long-Term Incentive Program for 1999. Grants under this program are granted on the last trading day of the prior year, due to regulations under Section 162(m) of the Internal Revenue Code. Options have a seven-year term, and are 25% vested on the date of grant with an additional 25% vesting on the anniversary of the date of grant through December 31, 2001.

(3) Represents stock options in lieu of 1997 bonus payment in January 1998. Options have a seven year term and immediate vesting.

(4) Represents stock options awarded for retention purposes. Options have a ten-year term, and are 20% vested on the date of grant with an additional 20% vesting on each anniversary of the date of grant through October 12, 2002.

(5) An appreciation in stock price, which will benefit all stockholders, is required for optionees to receive any gain. A stock price appreciation of zero percent would render the option without value to the optionees.

(6) The dollar amounts under these columns represent the potential realizable value of each grant of options assuming that the market price of Common Stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the SEC and therefore are not intended to forecast possible future appreciation, if any, of the price of Common Stock.

Aggregated Stock Option/SAR Exercises During 1998 and Stock Option/SAR Values as of December 31, 1998

     The following table sets forth information with respect to the Named Officers concerning the exercise of Enron SARs and options during the last fiscal year and unexercised Enron options and SARs held as of the end of the fiscal year:

                                                       NUMBER OF SECURITIES
                                                      UNDERLYING UNEXERCISED               VALUE OF
                                                          OPTIONS/SARS AT              IN-THE-MONEY SARS
                           SHARES                        DECEMBER 31, 1998           AT DECEMBER 31, 1998
                        ACQUIRED ON      VALUE      ---------------------------   ---------------------------
         NAME           EXERCISE(#)     REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----           ------------   ----------   -----------   -------------   -----------   -------------
Larry L. DeRoin.......     96,745      $2,901,089     51,438         19,827        $995,040       $218,105
Jerry L. Peters.......      3,145      $   77,736     21,450          6,795        $410,704       $ 51,864

Long-Term Incentive Plan -- Awards in 1998

     The following table provides information concerning Long-Term Incentive Plan awards under the Performance Unit Plan of Enron for the 1998-2001 performance period. Grants are made at the beginning of each fiscal year and each unit is assigned a value of $1.00. The units are subject to a four-year performance period, at the end of which Enron's total shareholder return is compared to that of the 11 peer companies included in the Current Peer Group. At that time, the units are assigned a value ranging from $0 to $2.00 based on the rank of Enron's shareholder return within the Current Peer Group. To be valued at the maximum of $2.00, Enron must rank first, and to be valued at the target of $1.00, Enron must rank third. Regardless of Enron's rank, Enron's shareholder return must be above the return on 90-day U.S. Treasury Bills over the same performance period in order for any value to be assigned.

                                    NUMBER
                                      OF
                                    SHARES,       PERFORMANCE            ESTIMATED FUTURE PAYOUTS
                                     UNITS         OR OTHER          UNDER NON-STOCK PRICE-BASED PLANS
                                   OR OTHER      PERIOD UNTIL      -------------------------------------
              NAME                 RIGHTS(#)   MATURATION PAYOUT   THRESHOLD($)   TARGET($)   MAXIMUM($)
              ----                 ---------   -----------------   ------------   ---------   ----------
Larry L. DeRoin..................   100,000         4 years           $  --       $100,000     $200,000

Retirement and Supplemental Benefit Plans

     Enron maintains the Enron Corp. Cash Balance Plan which is a noncontributory defined benefit plan to provide retirement income for employees of Enron and its subsidiaries. Through December 31, 1994, participants in the Cash Balance Plan with five years or more of service were entitled to retirement benefits in the form of an annuity based on a formula that uses a percentage of final average pay and years of service. In 1995, Enron's Board of Directors adopted an amendment to and restatement of the Cash Balance Plan changing the plan's name from the Enron Corp. Retirement Plan to the Enron Corp. Cash Balance Plan. In connection with a change to the retirement benefit formula, all employees became fully vested in retirement benefits earned through December 31, 1994. The formula in place prior to January 1, 1995 was suspended and replaced with a benefit accrual in the form of a cash balance of 5% of annual base pay beginning January 1, 1996. Under the Cash Balance Plan, each employee's accrued benefit will be credited with interest based on ten-year Treasury Bond yields.

     Enron also maintains a noncontributory employee stock ownership plan which covers all eligible employees. Allocations to individual employees' retirement accounts within the ESOP offset a portion of benefits earned under the Cash Balance Plan. December 31, 1993, was the final date on which ESOP allocations were made to employees' retirement accounts.

     In addition, Enron has a Supplemental Retirement Plan that is designed to assure payments to certain employees of that retirement income that would be provided under the Cash Balance Plan except for the dollar limitation on accrued benefits imposed by the Internal Revenue Code, and a Pension Program for Deferral Plan Participants that provides supplemental retirement benefits equal to any reduction in benefits due to deferral of salary into Enron's Deferral Plan.

     The following table sets forth the estimated annual benefits payable under normal retirement at age 65, assuming current remuneration levels without any salary or bonus projections and participation until normal retirement at age 65, with respect to the named officers under the provisions of the foregoing retirement plans.

                                                           ESTIMATED
                                               CURRENT     CREDITED       CURRENT         ESTIMATED
                                               CREDITED    YEARS OF     COMPENSATION    ANNUAL BENEFIT
                                               YEARS OF     SERVICE       COVERED        PAYABLE UPON
                                               SERVICE     AT AGE 65      BY PLANS       RETIREMENT*
                                               --------    ---------    ------------    --------------
Mr. DeRoin...................................    31.3        39.0         $256,067         $138,009
Mr. Peters...................................    13.9        37.8         $123,225         $ 71,933

---------------

* The estimated annual benefits payable are based on the straight life annuity form without adjustment for any offset applicable to a participant's retirement subaccount in Enron's ESOP.

     Mr. DeRoin participates in the Executive Supplemental Survivor Benefit Plan. In the event of death after retirement, the Plan provides an annual benefit to the participant's beneficiary equal to 50 percent of the participant's annual base salary at retirement, paid for 10 years. The Plan also provides that in the event of death before retirement, the participant's beneficiary receives an annual benefit equal to 30% of the participant's annual base salary at death, paid for the life of the participant's spouse (but for no more than 20 years in some cases).

Severance Plans

     Enron's Severance Pay Plan, as amended, provides for the payment of benefits to employees who are terminated for failing to meet performance objectives or standards or who are terminated due to reorganization or economic factors. The amount of benefits payable for performance related terminations is based on length of service and may not exceed six weeks' pay. For those terminated as the result of reorganization or economic circumstances, the benefit is based on length of service and amount of pay up to a maximum payment of 26 weeks of base pay. If the employee signs a Waiver and Release of Claims Agreement, the severance pay benefits are doubled. Under no circumstances will the total severance pay benefit exceed 52 weeks of pay. Under the Enron Corp. Change of Control Severance Plan, in the event of an unapproved change of control of Enron, any employee who is involuntarily terminated within two years following the change of control will be eligible for severance benefits equal to two weeks of base pay multiplied by the number of full or partial years of service, plus one month of base pay for each $10,000 (or portion of $10,000) included in the employee's annual base pay, plus one month of base pay for each five percent of annual incentive award opportunity under any approved plan. The maximum an employee can receive is 2.99 times the employee's average W-2 earnings over the past five years.

Reimbursement to Northern Plains for the Services of Messrs. DeRoin and Peters

     We reimbursed Northern Plains an aggregate of $0.7 million for the fiscal year 1998 for services rendered to us by the Named Officers. We expect to reimburse Northern Plains approximately $1.0 million for such services for fiscal year 1999.

                 BENEFICIAL OWNERSHIP OF PARTNERSHIP INTERESTS

     The following table sets forth the beneficial ownership of general partnership interests of Northern Border Pipeline Company. There are no limited partnership interests.

                  NAME OF BENEFICIAL OWNER                     GENERAL PARTNERSHIP INTEREST
                  ------------------------                     ----------------------------
Northern Border Partners, L.P.(1)...........................               70%
TC PipeLines, LP(2).........................................               30%

---------------

(1) The address of Northern Border Partners, L.P. is 1400 Smith Street, Houston, Texas 77002. Northern Border Partners holds its 70% general partnership interest through Northern Border Intermediate Limited Partnership, a subsidiary limited partnership. Northern Border Partners has three general partners: Northern Plains Natural Gas Company, Pan Border Gas Company and Northwest Border Pipeline Company. Northern Plains and Pan Border are wholly-owned subsidiaries of Enron Corp. and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc.

(2) The address of TC PipeLines, LP is Four Greenspoint Plaza, 16945 Northchase Drive, Houston, Texas 77060. TC PipeLines holds its 30% general partnership interest through TC PipeLines Intermediate Limited Partnership, a subsidiary limited partnership. TC PipeLines has one general partner: TC PipeLines GP, Inc., a wholly-owned subsidiary of TransCanada PipeLines Limited.

                MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS

     We have extensive ongoing relationships with our general partners and certain of their affiliates. Since 1980, Northern Plains, an affiliate of Enron, has acted and will continue to act as the operator of our pipeline system pursuant to the terms of the operating agreement with Northern Plains. For fiscal year 1998, the aggregate amount paid and reimbursed to Northern Plains, for its services as operator, was $30.0 million. We currently anticipate reimbursing Northern Plains approximately $29.7 million for fiscal year 1999. For information regarding amounts reimbursed to Northern Plains with respect to services rendered by Northern Plains' employees that may be deemed our "executive officers," refer to "Management -- Executive Disclosure and Compensation."

     For a more detailed discussion of our operating agreement, refer to "Northern Border Pipeline Company Partnership Agreement -- Operator."

     Enron Engineering & Construction Company, an affiliate of Enron, provided project management for the construction of The Chicago Project pursuant to the terms of a project management agreement between Northern Plains and Enron Engineering. The project management agreement provided for the appointment of Enron Engineering as project manager of The Chicago Project. Pursuant to the agreement, Enron Engineering's responsibilities include (1) the provision of adequate and qualified manpower necessary for the work contemplated by the project; (2) procurement of required equipment and materials and the services for installation; (3) management and monitoring of performance of vendors and contractors; and (4) obtaining all permits necessary for the work as required by federal, state or local authorities. Northern Plains compensates Enron Engineering for costs incurred in performing the required work on The Chicago Project. Through November 30, 1999, approximately $16.7 million has been paid to Enron Engineering for project management of The Chicago Project.

     In addition, as of September 30, 1999:

     - Enron Capital & Trade Resources Corp., an affiliate of Enron, is one of our transportation customers, and is obligated to pay 5.7% of our annual cost of service;

     - TransCanada Gas Services, an affiliate of TransCanada PipeLines Limited, is one of our transportation customers and is currently obligated to pay 10.8% of our annual cost of service pursuant to a transportation contract wherein TransCanada Gas Services acts as the agent of its parent, TransCanada;

     - Transco, an affiliate of Williams, is one of our transportation customers and is currently obligated to pay 0.8% of our annual cost of service; and

     - Northern Natural Gas Company, an affiliate of Enron, provides a financial guaranty for a portion of the transportation capacity held by Pan-Alberta Gas, which currently represents 10.5% of our annual cost of service.

     The terms of all such related transactions are no less favorable to us than those we would expect to negotiate with unrelated third parties on an arm's length basis.

     Our interests could conflict with the interests of our general partners or their affiliates, and in such case the members of our management committee will generally have a fiduciary duty to resolve such conflicts in a manner that is in our best interest.

     Unless otherwise provided for in a partnership agreement, the laws of Texas generally require a general partner of a partnership to adhere to fiduciary duty standards under which it owes its partners the highest duties of good faith, fairness and loyalty. These rules apply to our management committee. Because of the competing interests identified above, the Northern Border Pipeline Company Partnership Agreement contains provisions that modify certain of these fiduciary duties. For example:

     - The partnership agreement provides that we indemnify the members of our management committee and Northern Plains, as the operator, against all actions if such actions were in good faith and within the scope of their authority in the course of our business. It also provides that such persons will not be liable for any liabilities incurred by us as a result of such acts.

     - The partnership agreement states that our general partners will not be liable to third persons for our losses, deficits, liabilities or obligations (unless our assets have been exhausted).

     - The partnership agreement requires that any contract entered into on our behalf must contain a provision limiting the claims of persons to our assets and expressly waiving any rights of such persons to proceed against our general partners individually.

     - The partnership agreement relieves Northern Border Partners and TC PipeLines, their affiliates and their transferees from any duty to offer business opportunities to us, except that neither our general partners or their affiliates may pursue Project 2000 or any other opportunity relating to expansion or improvements of our pipeline system as it existed on January 15, 1999.

     Our policy regarding cash distributions to our partners is set by our management committee. See "Northern Border Pipeline Company Partnership Agreement -- Cash Distribution Policy."

                               THE EXCHANGE OFFER

REGISTRATION RIGHTS AGREEMENT

     We entered into a registration rights agreement with the initial purchasers of the existing notes under which we agreed to:

     - file a registration statement relating to an exchange offer, not later than 120 days after the closing of the existing note transaction, which would enable holders to exchange the existing notes for new notes with identical terms, but without transfer restrictions;

     - use our reasonable best efforts to cause the registration statement to become effective within 180 days after the existing notes were issued;

     - use our reasonable best efforts to complete the exchange within 30 days after the registration statement becomes effective; and

     - file a shelf registration statement for the resale of the existing notes if we cannot effect an exchange offer within the specified period and in other circumstances described in the registration rights agreement.

     The interest rate on the notes will increase by 0.25% each time we do not meet the deadlines referred to in, or otherwise comply with our obligations under, the registration rights agreement. The interest rate shall be increased by 0.25% per annum per default each 90 days that the default is not cured. Such interest rate increases, however, may not exceed a total of 1.0% per annum.

     The exchange offer fulfills our obligations under the registration rights agreement, which are summarized above. Accordingly, there will be no additional interest paid on the existing notes if (1) the registration statement relating to the exchange offer becomes effective by February 13, 2000 and (2) we complete the exchange within 30 days after the registration statement becomes effective.

EXCHANGE TERMS

     An aggregate of $200,000,000 principal amount of existing notes are currently issued and outstanding. The maximum principal amount of new notes that will be issued in exchange for existing notes is $200,000,000. The terms of the new notes and the existing notes are substantially the same in all material respects, except that the new notes will be freely transferable by the holders, other than as provided in this prospectus.

     The new notes will bear interest at a rate of 7.75% per year, payable semiannually on March 1 and September 1 of each year, beginning on March 1, 2000. Holders of new notes will receive interest from the date of the original issuance of the existing notes or from the date of the last payment of interest on the existing notes, whichever is later. Holders of new notes will not receive any interest on existing notes tendered and accepted for exchange. In order to exchange your existing notes for transferable new notes in the exchange offer, you will be required to make the following representations:

     - any new notes will be acquired in the ordinary course of your business;

     - you have no arrangement with any person to participate in the distribution of the new notes; and

     - you are not our "affiliate," as defined in Rule 405 of the Securities Act, or if you are our affiliate, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any existing notes properly tendered in the exchange offer, and the exchange agent will deliver the new notes promptly after the expiration date (as defined below) of the exchange offer. We expressly reserve the right to delay acceptance of any of the tendered existing notes or terminate the exchange offer and not accept for exchange any tendered existing notes not already accepted if any conditions set forth below under "-- Conditions of the Exchange Offer" have not been satisfied or waived by us or do not comply, in whole or in part, with any applicable law.

     If you tender your existing notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the existing notes. We will pay all charges, expenses and transfer taxes in connection with the exchange offer, other than certain taxes described below under "-- Transfer Taxes."

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on February 11, 2000, the "expiration date," unless extended by us. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to the Dow Jones News Service prior to 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date. During any extension of the exchange offer, all existing notes previously tendered, not validly withdrawn and not accepted for exchange will remain subject to the exchange offer and may be accepted for exchange by us.

     To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to:

     - waive any condition to the exchange offer; and

     - amend any of the terms of the exchange offer.

     In addition, as the satisfaction of the conditions to the exchange offer is in our sole discretion, satisfaction may be the equivalent of the waiver of a condition. Any waiver or amendment to the exchange offer will apply to all existing notes tendered, regardless of when or in what order the existing notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend the exchange offer to the extent required by law, which shall be no less than five days from the date of dissemination. In such an event, we will also file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part.

     We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under "-- Conditions of the Exchange Offer" exist. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent.

     In the event that the exchange offer is withdrawn or otherwise not completed, new notes will not be given to holders of existing notes who have tendered their existing notes. Promptly after the termination or withdrawal of the exchange offer, all existing notes will be returned to noteholders, in accordance with Rule 14e-1(c) of the Exchange Act.

RESALE OF NEW NOTES

     Based on interpretations of the SEC staff set forth in no action letters issued to third parties, we believe that new notes issued under the exchange offer in exchange for existing notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

     - you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;

     - you are acquiring new notes in the ordinary course of your business; and

     - you do not intend to participate in the distribution of the new notes.

     If you tender existing notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes:

     - you cannot rely on those interpretations by the SEC staff; and

     - you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K. Accordingly, this prospectus may not be used in connection with such resales.

     Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder's information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, a resale or other retransfer of new notes only as specifically set forth in this prospectus. Only broker-dealers that acquired the existing notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for existing notes, where such existing notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of new notes.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE

     We will accept for exchange existing notes validly tendered pursuant to the exchange offer after the later of: (1) the expiration date of the exchange offer; and (2) the satisfaction or waiver of the conditions specified below under "-- Conditions of the Exchange Offer." We will also accept existing notes defectively tendered if we choose to waive such defect. We will not accept existing notes for exchange subsequent to the expiration date of the exchange offer. Tenders of existing notes will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

     We expressly reserve the right, in our sole discretion, to:

     - delay acceptance for exchange of existing notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer, or

     - terminate the exchange offer and not accept for exchange any existing notes not theretofore accepted for exchange, if any of the conditions set forth below under "-- Conditions of the Exchange Offer" have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law. In all cases, new notes will be issued only after timely receipt by the exchange agent of certificates representing existing notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered existing notes, or defectively tendered existing notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the new notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the new notes and transmitting them to the holders. The exchange agent will deliver the new notes to holders of existing notes accepted for exchange after the exchange agent receives the new notes.

     If, for any reason, we delay acceptance for exchange of validly tendered existing notes or we are unable to accept for exchange validly tendered existing notes, then the exchange agent may, nevertheless, on our behalf, retain tendered existing notes, without prejudice to our rights described under "-- Expiration Date; Extensions; Termination; Amendments," "-- Conditions of the Exchange Offer" and "-- Withdrawal of Tenders," subject to Rule 14e-1 under the Exchange Act.

     If any tendered existing notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more existing notes than those that are tendered, certificates evidencing existing notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of existing notes tendered by book-entry transfer into the exchange agent's account at a book-entry transfer facility under the procedure set forth under "-- Procedures for Tendering Existing Notes -- Book-Entry Transfer," such existing notes will be credited to the account maintained at such book-entry transfer facility from which such existing notes were delivered, unless otherwise requested by such holder under "Special Delivery Instructions" in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

     Tendering holders of existing notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their existing notes other than as described in "-- Transfer Taxes" or in Instruction 6 to the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

PROCEDURES FOR TENDERING EXISTING NOTES

     Any beneficial owner whose existing notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender existing notes should contact such registered holder promptly and instruct such registered holder to tender existing notes on such beneficial owner's behalf.

     Tender of Existing Notes Held Through DTC. The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer existing notes to the exchange agent in accordance with DTC's automated tender offer program procedures for transfer. DTC will then send an agent's message to the exchange agent.

     The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in

DTC tendering existing notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering existing notes that they have received and agree to be bound by the notice of guaranteed delivery.

     Tender of Existing Notes Held in Physical Form. For a holder to validly tender existing notes held in physical form:

     - the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

     - the exchange agent must receive certificates for tendered existing notes at such address, or such existing notes must be transferred pursuant to the procedures for book-entry transfer described above. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender existing notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose existing notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

LETTERS OF TRANSMITTAL AND EXISTING NOTES SHOULD BE SENT ONLY TO THE EXCHANGE AGENT, AND NOT TO US OR TO ANY BOOK-ENTRY TRANSFER FACILITY.

THE METHOD OF DELIVERY OF EXISTING NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER TENDERING EXISTING NOTES. DELIVERY OF SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF SUCH DELIVERY IS BY MAIL, WE SUGGEST THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE OF THE EXCHANGE OFFER TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE. NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF EXISTING NOTES WILL BE ACCEPTED.

     Signature Guarantees. Signatures on the letter of transmittal must be guaranteed by an eligible institution unless:

     - the letter of transmittal is signed by the registered holder of the existing notes tendered therewith, or by a participant in one of the book-entry transfer facilities whose name appears on a security position listing it as the owner of those existing notes, or if any existing notes for principal amounts not tendered are to be issued directly to the holder, or, if tendered by a participant in one of the book-entry transfer facilities, any existing notes for principal amounts not tendered or not accepted for exchange are to be credited to the participant's account at the book-entry transfer facility, and neither the "Special Issuance Instructions" nor the "Special Delivery Instructions" box on the letter of transmittal has been completed, or

     - the existing notes are tendered for the account of an eligible institution.

An eligible institution is a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchanges Medallion Program, which is generally a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office in the United States.

     Book-Entry Transfer. The exchange agent will seek to establish a new account or utilize an existing account with respect to the existing notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing it as the owner of the existing notes may make book-entry delivery of existing notes by causing the book-entry transfer facility to transfer such existing notes into the exchange agent's account. HOWEVER, ALTHOUGH DELIVERY OF EXISTING NOTES MAY BE EFFECTED THROUGH BOOK-ENTRY TRANSFER INTO THE EXCHANGE AGENT'S ACCOUNT AT A BOOK-ENTRY TRANSFER FACILITY, A PROPERLY COMPLETED AND VALIDLY EXECUTED LETTER

OF TRANSMITTAL, OR A MANUALLY SIGNED FACSIMILE THEREOF, MUST BE RECEIVED BY THE EXCHANGE AGENT AT ITS ADDRESS SET FORTH IN THIS PROSPECTUS ON OR PRIOR TO THE EXPIRATION DATE OF THE EXCHANGE OFFER, OR ELSE THE GUARANTEED DELIVERY PROCEDURES DESCRIBED BELOW MUST BE COMPLIED WITH. The confirmation of a book-entry transfer of existing notes into the exchange agent's account at a book-entry transfer facility is referred to in this prospectus as a "book-entry confirmation." Delivery of documents to the book-entry transfer facility in accordance with that book-entry transfer facility's procedures does not constitute delivery to the exchange agent.

     Guaranteed Delivery. If you wish to tender your existing notes and:

     (1) certificates representing your existing notes are not lost but are not immediately available,

     (2) time will not permit your letter of transmittal, certificates representing your existing notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer, or

     (3) the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer, you may tender if all of the following are complied with:

     - your tender is made by or through an eligible institution;

     - on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus. The notice of guaranteed delivery must:

       (a) set forth your name and address, the registered number(s) of your existing notes and the principal amount of existing notes tendered;

       (b) state that the tender is being made thereby;

       (c) guarantee that, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery, the letter of transmittal or facsimile thereof properly completed and validly executed, together with certificates representing the existing notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

     - the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all existing notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery.

     Other Matters. New notes will be issued in exchange for existing notes accepted for exchange only after timely receipt by the exchange agent of:

     - certificates for (or a timely book-entry confirmation with respect to) your existing notes, a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message; and

     - any other documents required by the letter of transmittal.

     All questions as to the form of all documents and the validity, including time of receipt, and acceptance of all tenders of existing notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF EXISTING NOTES WILL NOT BE CONSIDERED VALID. We reserve the absolute right to reject any or all tenders of existing notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular existing notes.

     Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding.

     Any defect or irregularity in connection with tenders of existing notes must be cured within the

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

time we determine, unless waived by us. Tenders of existing notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither we, the exchange agent nor any other person will be under any duty to give notice of any defects or irregularities in tenders of existing notes, or will incur any liability to holders for failure to give any such notice.

     By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

     - any new notes that you receive will be acquired in the ordinary course of your business;

     - you have no arrangement or understanding with any person or entity to participate in the distribution of the new notes;

     - if you are not a broker-dealer, you are not engaged in and do not intend to engage in the distribution of the new notes;

     - if you are a broker-dealer that will receive new notes for your own account in exchange for existing notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of those new notes; and

     - you are not our "affiliate," as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

WITHDRAWAL OF TENDERS

     Except as otherwise provided in this prospectus, you may withdraw your tender of existing notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

     For a withdrawal to be effective:

     - the exchange agent must receive a written notice of withdrawal at its address set forth below under "-- Exchange Agent," or

     - you must comply with the appropriate procedures of DTC's automated tender offer program system.

     Any notice of withdrawal must:

     - specify the name of the person who tendered the existing notes to be withdrawn; and

     - identify the existing notes to be withdrawn, including the principal amount of the existing notes.

     If existing notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of DTC.

     We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any existing notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

     Any existing notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of existing notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such existing notes will be credited to an account maintained with DTC for the existing notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn existing notes by following one of the procedures described under "-- Procedures for Tendering Existing Notes" at any time on or prior to the expiration date.

CONDITIONS TO THE EXCHANGE OFFER

     We will not be required to accept for exchange, or exchange any new notes for, any existing notes tendered, and we may terminate, extend or amend the exchange offer and may, subject to Rule 14e-1 under the Exchange Act, postpone the acceptance for exchange of existing notes so tendered if, on or prior to the expiration date of the exchange offer, the following shall have occurred:

     - we have determined that the offering and sales under the registration statement, the filing of such registration statement or the

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

       maintenance of its effectiveness would require disclosure of or would interfere in any material respect with any material financing, merger, offering or other transaction involving us or would otherwise require disclosure of nonpublic information that could materially and adversely affect us.

     The conditions to the exchange offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion, whether or not any other condition of the exchange offer also is waived. We have not made a decision as to what circumstances would lead us to waive any condition, and any waiver would depend on circumstances prevailing at the time of that waiver. Any determination by us concerning the events described in this section shall be final and binding upon all persons.

ALTHOUGH WE HAVE NO PRESENT PLANS OR ARRANGEMENTS TO DO SO, WE RESERVE THE RIGHT TO AMEND, AT ANY TIME, THE TERMS OF THE EXCHANGE OFFER. WE WILL GIVE HOLDERS NOTICE OF ANY AMENDMENTS IF REQUIRED BY APPLICABLE LAW.

TRANSFER TAXES

     We will pay all transfer taxes applicable to the transfer and exchange of existing notes pursuant to the exchange offer. If, however:

     - delivery of the new notes, and/or certificates for existing notes for principal amounts not exchanged, are to be made to any person other than the record holder of the existing notes tendered;

     - tendered certificates for existing notes are recorded in the name of any person other than the person signing any letter of transmittal; or

     - a transfer tax is imposed for any reason other than the transfer and exchange of existing notes to us or our order,

the amount of any such transfer taxes, whether imposed on the record holder or any other person, will be payable by the tendering holder prior to the issuance of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     If you do not exchange your existing notes for new notes in the exchange offer, you will remain subject to the restrictions on transfer of the existing notes:

     - as set forth in the legend printed on the notes as a consequence of the issuance of the existing notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

     - otherwise set forth in the memorandum distributed in connection with the private offering of the existing notes.

EXCHANGE AGENT

     Bank One Trust Company, National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for existing notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

                  Bank One Trust Company, National Association
                                1 Bank One Plaza
                                 Suite IL1-0126
                            Chicago, Illinois 60670

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

                            DESCRIPTION OF THE NOTES

     We will issue the new notes under an indenture between us and Bank One Trust Company, National Association, successor to The First National Bank of Chicago, as trustee, dated as of August 17, 1999. The existing notes were also issued under the indenture. The terms of the existing notes are identical in all material respects to the terms of the new notes. However, the existing notes contain (1) terms with respect to transfer restrictions and, therefore, are not freely tradeable; and (2) adjustments in the interest rate. The new notes do not contain either term.

     The terms of the notes include those set forth in the indenture and those made a part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available at the offices of the trustee.

THE NOTES

     The notes:

     - are general unsecured obligations;

     - rank equally with all of our other existing and future senior and unsubordinated debt;

     - rank senior to all of our future subordinated debt; and

     - are non-recourse to our general partners. See "-- Non-recourse; No Personal Liability."

     Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described under "-- Discharge and Defeasance."

PRINCIPAL, MATURITY AND INTEREST

     The notes will mature on September 1, 2009. We are offering a maximum aggregate principal amount of the new notes of $200,000,000.

     Interest on the notes will:

     - accrue at the rate of 7.75% per year;

     - be payable semiannually on each March 1 and September 1, commencing March 1, 2000;

     - be payable to the person in whose name the notes are registered at the close of business on the relevant February 15 and August 15 preceding the applicable interest payment date;

     - be computed on the basis of a 360-day year comprised of twelve 30-day months; and

     - be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date.

DENOMINATIONS

     The notes will be issued in registered form in denominations of $1,000 each or integral multiples thereof.

OPTIONAL REDEMPTION

     The notes will be redeemable, in whole or in part, at our option exercisable at any time or from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

     - the principal amount of such notes; plus

     - a make-whole premium described below, if any.

The redemption price will never be less than 100% of the principal amount of the relevant notes plus accrued and unpaid interest thereon, if any, to the redemption date.

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

     The amount of the make-whole premium with respect to any note to be redeemed will be equal to the excess, if any, of:

     (1) the sum of the present values, calculated as of the redemption date, of:

       - each interest payment that, but for such redemption, would have been payable on the note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued interest for the period prior to the redemption date); and

       - the principal amount that, but for such redemption, would have been payable at the final maturity of the note being redeemed; over

     (2) the principal amount of the note being redeemed.

     The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as defined below) plus 25 basis points. The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If we fail to appoint an independent investment banker at least 45 days prior to the redemption date, or if the independent investment banker we appoint is unwilling or unable to make the calculation, the calculation will be made by Lehman Brothers Inc. If Lehman Brothers Inc. is unwilling or unable to make the calculation, we will appoint an independent investment banking institution of national standing to make the calculation.

     For purposes of determining the make-whole premium, comparable treasury yield means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the notes, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

     The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If the H.15 statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banker selected in the manner described in the second preceding paragraph.

     In the case of any partial redemption, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate. However, no note of $1,000 in original principal amount shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

SINKING FUND

     We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

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

METHOD OF PAYMENT

     The note requires that payment in respect of the global notes be made by wire transfer of immediately available funds to the accounts specified by the holders of the notes. If no such account is specified, we may choose to make payment at the office of the trustee or by mailing a check to the holder's registered address.

FINANCIAL COVENANTS

     The indenture does not limit the amount of indebtedness or other obligations that we may incur and does not contain provisions that give you the right to require us to repurchase your notes in the event of a decline in the credit rating of our debt securities or upon a change of control. The indenture contains the following material financial covenants:

          Limitation on Liens. We will not, and will not permit any of our subsidiaries (as defined below) to, issue, create, assume or guarantee any indebtedness for borrowed money secured by a lien upon any of our Property (as defined below) or the Property of any subsidiary or upon any shares of stock or indebtedness of any subsidiary that owns or leases any Property (whether such Property, shares of stock or indebtedness is now existing or owned or subsequently created or acquired) without effectively providing that the notes will be secured equally and ratably with or prior to such secured debt until such time as such debt is no longer secured by a lien.

          The foregoing restriction does not require us to secure the notes if the liens consist of either Permitted Liens (as defined below) or if the indebtedness secured by these liens is Exempted Indebtedness (as described below).

          Limitation on Sale-Leaseback Transactions. We will not, and will not permit any of our subsidiaries to, enter into any Sale-Leaseback Transaction (as defined below) with respect to any Property unless:

          - we or our subsidiary, as the case may be, would be entitled, pursuant to the provisions of the indenture, to incur indebtedness secured by a lien on the Property involved in such transaction at least equal in amount to the Attributable Indebtedness (as defined below) with respect to that Sale-Leaseback Transaction without equally and ratably securing the notes pursuant to the covenant described above in "-- Limitation on Liens;"

          - within 12 months after the effective date of such transaction, we apply an amount equal to not less than the Attributable Indebtedness of such Sale-Leaseback Transaction either (1) to the voluntary defeasance or the repayment, redemption or retirement of the notes or other indebtedness for borrowed money of ours or any of our subsidiaries that matures more than one year after the creation of such indebtedness or (2) to the acquisition, construction, development or improvement of any Property used or useful; (3) any combination of applications referred to in (1) and (2) above.

          Exempted Indebtedness. Notwithstanding the foregoing limitations on liens and Sale-Leaseback Transactions, we and our subsidiaries may issue, incur, create, assume, or guarantee indebtedness secured by a lien (other than a Permitted Lien) without securing the notes, or may enter into Sale-Leaseback Transactions without complying with the preceding paragraph, or enter into a combination of such transactions, if the sum of the aggregate principal amount of all such indebtedness and the Attributable Indebtedness of all such Sale-Leaseback Transactions then in existence, in each case not otherwise permitted in the preceding three paragraphs, does not at the time incurred exceed 10% of our Consolidated Net Tangible Assets (as defined below).

          Payments for Consent. We will not, and will not permit any of our subsidiaries to, directly or indirectly, pay or cause to be paid any consideration whether by way of fee, interest or otherwise to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waiver or agree to amend in the time

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

     frame set forth in the solicitation documents relating to such consent, waiver or agreement.

          Reports. So long as any notes are outstanding, and pursuant to Section 314(a) of the Trust Indenture Act, we will:

     (1) for as long as we are required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual report and of the information, documents and other reports which we may be required to file with the SEC pursuant to the Exchange Act; or

     (2) if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, any supplementary and periodic information, documents and reports which may be required pursuant to the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed in such rules and regulations.

     For so long as any notes remain outstanding and if applicable, we will make information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act available to securities analysts, investors and prospective investors upon request.

MERGER, AMALGAMATION, CONSOLIDATION AND SALE OF ASSETS

     We will not merge, amalgamate or consolidate with or into any other entity or sell, convey, lease, transfer or otherwise dispose of all or substantially all of our property or assets to any person, whether in a single transaction or series of related transactions, except pursuant to Section 14 of our partnership agreement, and unless:

     - either we are the surviving entity or the surviving entity:

       -- is an entity organized under the laws of the United States, a state thereof or the District of Columbia, or Canada or a province thereof; and

       -- expressly assumes by supplemental indenture satisfactory to the trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the notes, and the due and punctual performance or observance of all the other covenants and conditions of the indenture to be performed or observed by us;

     - immediately before and immediately after giving effect to the transaction or series of transactions, no default or event of default has occurred and is continuing; and

     - we have delivered to the trustee an officer's certificate and opinion of counsel, each stating that:

       -- the merger, amalgamation, consolidation, sale, conveyance, transfer, lease or other disposition, and if a supplemental indenture is required, the supplemental indenture, comply with the conditions set forth above and all other conditions precedent to the transaction have been complied with.

     Notwithstanding the foregoing, any successor (including pursuant to Section 14 of our partnership agreement) must comply with the terms of the indenture, including the requirement that the successor execute and deliver a supplemental indenture.

EVENTS OF DEFAULT

     "Event of default" when used in the indenture, means any of the following:

     - failure to pay the principal of or any premium on any note when due;

     - failure to pay interest on any note for 30 days;

     - failure to perform any other term, covenant or warranty in the indenture that continues for 90 days after being given written notice;

     - default by us or any of our subsidiaries in the payment at the final maturity, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on indebtedness for money borrowed in the principal amount then outstanding of $25 million or more, or acceleration of any indebtedness of $25 million or more so that it becomes due and payable prior to its maturity date and such acceleration is not rescinded within 60 days after notice to us in accordance with the indenture;

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

     - certain events of bankruptcy, insolvency or reorganization; or

     - any other event of default included in the indenture.

     The trustee may withhold notice to the holders of notes of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the notes may declare the entire principal of all the outstanding notes to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the notes can void the declaration.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer to the trustee indemnity satisfactory to the trustee. If they provide this indemnification, the holders of a majority in principal amount of the notes may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee.

DEFINITIONS

     As used in the foregoing description of certain covenants by which we are bound pursuant to the indenture, the following terms have the following meanings:

          "Attributable Indebtedness" means with respect to a Sale-Leaseback Transaction involving pipeline assets, at the time of determination, the lesser of:

       - the fair market value (as determined in good faith by our management committee) of such pipeline assets;

       - the present value of the total net amount of rent required to be paid under the lease involved in such Sale-Leaseback Transaction during the remaining term thereof (including any renewal term exercisable at the lessee's option or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the weighted average interest rate per annum borne by the notes compounded semiannually; or

       - if the obligation with respect to the Sale-Leaseback Transaction constitutes an obligation that is required to be classified and accounted for as a capital lease obligation (as defined in the indenture) for financial reporting purposes in accordance with generally accepted accounting principles, the amount equal to the capitalized amount of such obligation determined in accordance with generally accepted accounting principles and included in the financial statements of the lessee required to the paid by the lessee.

For purposes of the foregoing definition, rent will not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Consolidated Net Tangible Assets" means, at any date of determination, the aggregate amount of total assets included on our most recent quarterly or annual consolidated balance sheet less applicable reserves reflected in such balance sheet, after deducting in accordance with generally accepted accounting principles:

     - all current liabilities reflected in such balance sheet; and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles reflected in such balance sheet.

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

     "Permitted Liens" include:

     - liens existing at or provided for under the terms of agreements existing on the date of the initial issuance of the notes;

     - liens on property, shares of stock, indebtedness or other assets of any person (which is not a subsidiary) existing at the time such person is merged into or consolidated with or into us or any of our subsidiaries, provided that such liens are not incurred in anticipation of such person becoming a subsidiary or liens existing at the time of a sale, lease or other disposition of the properties of a person as an entirety or substantially as an entirety to us or any of our subsidiaries;

     - liens on property, shares of stock, indebtedness for borrowed money or other assets existing at the time of acquisition thereof by us or any of our subsidiaries, or liens thereon to secure the payment of all or any part of the purchase price thereof;

     - liens on property, shares of stock, indebtedness for borrowed money or other assets to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 24 months after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of development or improvements or the commencement of commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction or the making of such development or improvements;

     - liens to secure indebtedness owing to us or our subsidiaries;

     - liens on property to secure all or part of the cost of acquiring, constructing, altering, improving, developing or repairing any property or asset, or improvements used in connection with that property or liens incurred by us or any of our subsidiaries to provide funds for any such activities;

     - liens in favor of the United States of America or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States of America or any state, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, developing or improving the property subject to such liens;

     - liens on any property to secure bonds for the construction, installation or financing of pollution control or abatement facilities, or other forms of industrial revenue bond financing, or indebtedness issued or guaranteed by the United States, any state or any department, agency or instrumentality thereof;

     - liens contemplated by Section 7.07 of the indenture;

     - liens deemed to exist by reason of negative pledges in respect of indebtedness; and

     - liens to secure any refinancing, refunding, extension, renewal or replacement of any lien referred to in the bullet points above; provided, however, that any liens permitted by the terms set forth under any of such bullet points shall not extend to or cover any property of ours or of any of our subsidiaries, as the case may be, other than the property specified in such clauses and improvements thereto or proceeds therefrom.

     "Property" means any right or interest of ours or any of our subsidiaries in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible.

     "Sale-Leaseback Transaction" means any arrangement with any person providing for the leasing by us or any of our subsidiaries of any Property, which Property has been or is to be sold or transferred by us or such subsidiary to such person, other than:

     - any such transaction involving a lease for a term of not more than two years;

     - any such transaction between us and any of our subsidiaries or between any of our subsidiaries; or

     - any such transaction executed by the time of or within one year after the latest of the acquisition, the completion of construction, development or improvement or the commencement of commercial operation of our pipeline system assets subject to such leasing transaction.

     "subsidiary" of any person means:

     - any person of which more than 50% of the outstanding voting stock, at the time of such determination, is owned or controlled, directly or indirectly, by any person or one or more of the subsidiaries of that person or a combination thereof; and

     - any other person in which such person or one or more of the subsidiaries of that person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

     For purposes of this definition, voting stock means capital stock of the class or classes which under ordinary circumstances has voting power to elect at least a majority of the board of directors or equivalent governing body of such person, provided that capital stock that carries only the right to vote conditionally upon the occurrence of an event shall not constitute voting stock whether or not such event shall have occurred.

NON-RECOURSE; NO PERSONAL LIABILITY

     None of our management committee members or our general partners or our general partners' and operator's directors, officers, employees, incorporators or stockholders, if any, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

DISCHARGE AND DEFEASANCE

     We will be discharged from our obligations on the notes at any time if we deposit with the trustee sufficient cash or non-callable government securities to pay the principal, interest, any premium, and any other sums due to the stated maturity date or a redemption date of the notes. If this happens, the holders of the notes will not be entitled to the benefits of the indenture except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. In addition, we will be released from our obligations to comply with the covenant in the indentures to provide reports and from restrictions in the indentures on our ability to merge, consolidate or sell all or substantially all of our assets, and the limitations in the indenture on liens and sale and leaseback transactions if we irrevocably deposit with the trustee, in trust, cash or government securities to pay the principal, interest, premium, if any, and any other sums due to the stated maturity date or applicable redemption date of the notes and we comply with certain other conditions. If this happens, our failure to comply with the covenants described in the preceding sentence will not constitute a default or event of default in respect of the notes.

     Under federal income tax law as of the date of this offering memorandum, a discharge described in the preceding paragraph may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the notes and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors should seek tax advice to determine their particular consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

     In addition, we may terminate our obligations under the notes, other than our obligation to pay the principal of, premium, if any, and accrued and unpaid interest on such notes and certain other obligations, provided that we either:

     (1) deliver all outstanding notes (other than notes for which payment amounts have been deposited with the trustee as described in the second preceding paragraph) to the trustee for cancellation; or

     (2) all such notes not so delivered for cancellation have either become due and payable or will become due and payable at their stated maturity within one year or are called for redemption within one year, and in the case of this clause (2) we have deposited with the trustee in trust an amount of money sufficient to pay and disclose the entire indebtedness of such notes, including interest to the stated maturity or applicable redemption date.

TRANSFER AND EXCHANGE

     The notes will be issued in registered form and may be transferred or exchanged only in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

     The registered holder of a note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

     Bank One Trust Company, National Association, successor to The First National Bank of Chicago, serves as trustee under the indenture. We have appointed the trustee to serve as the paying agent and registrar for the notes. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict or resign. We currently, and certain of our affiliates may, have banking relationships with the trustee.

     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an event of default shall occur (which shall not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     Generally, the notes will be issued in the form of global notes registered in the name of DTC or its nominee, as described under the caption "-- Global Securities."

     Existing notes issued in certificated form may be exchanged for new notes in certificated form.

     Payment of the principal of and interest on certificated notes is subject to the indenture and will be made at the corporate trust office of the trustee or such other office or agency as may be designated by it for such purpose in New York City. Payment of interest on certificated notes will be made to the person in whose name such note is registered at the close of business on the applicable record date. All other terms of the certificated notes are governed by the indenture.

     Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-- Depositary Procedures -- Exchange of Book-Entry Notes for Certificated Notes."

     Initially, the trustee will act as paying agent and registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

DEPOSITARY PROCEDURES

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant,

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

either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

     DTC has also advised us that pursuant to procedures established by it, (a) upon deposit of the global notes, DTC will credit the accounts of the designated participants with portions of the principal amount of global notes and (b) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to participants) or by participants and the indirect participants (with respect to other owners of beneficial interests in the global notes).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interest. For certain other restrictions on the transferability of the notes, see "-- Exchange of Book-Entry Notes for Certificated Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS, OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Payments in respect of the principal and premium and liquidated damages, if any, and interest on a global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Consequently, none of us, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for (a) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes or (b) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     DTC has advised us that its current practices for payments of principal, interest, and the like with respect to securities such as the notes is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the global notes as shown on the records of DTC. Payments by participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

     The global notes will trade in DTC's Same-Day Funds Settlement System and, therefore, transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in immediately available funds. Transfers between indirect participants (other than indirect participants who hold an interest in the notes through Euroclear or CEDEL) who hold an interest through a participant will be effected in accordance with the procedures of such participant but generally will settle in immediately available funds. Transfers between and among indirect participants who hold interests in the notes through Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between participants in DTC, on the one hand, and Euroclear or CEDEL participants, on the other hand, will be effected by Euroclear's or CEDEL's respective nominee through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be; however, delivery of instructions relating to cross-market transactions must be made directly to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time for Euroclear and UK time for CEDEL) of such system. Indirect participants who hold interests in the notes through Euroclear and CEDEL may not deliver instructions directly to Euroclear's or CEDEL's nominee. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective nominee to take action to deliver or receive interests in the relevant global note in DTC, and to make or receive payment in accordance with normal procedures for same-day fund settlement applicable to DTC.

     Because of time zone differences, the securities accounts of an indirect participant who holds an interest in the notes through Euroclear or CEDEL purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL, during the securities settlement processing day (which must be a business day for Euroclear or CEDEL) immediately following the settlement date of DTC in New York. Although recorded in DTC's accounting records as of DTC's settlement date in New York, Euroclear and CEDEL customers will not access the cash amount credited to their accounts as a result of a sale of an interest in a global note to a DTC participant until the European business day for Euroclear and CEDEL immediately following DTC's settlement date.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes to which such participant or participants has or have given direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange global notes (without the direction of one or more of its participants) for legended notes in certificated form, and to distribute such certificated forms of notes to its participants.

     Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the notes among participants, including Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the initial purchasers nor the trustee shall have any responsibility for the performance by DTC, Euroclear and CEDEL or their respective participants and indirect participants of their respective obligations under the rules and procedures governing any of their operations.

     DTC and Year 2000 Issues. DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that is has developed and is implementing a program so that its computer systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be complete within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors on whom the depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom the depositary acquires services to: (a) impress upon them the importance of such services being Year 2000 compliant; and (b) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.
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

     Exchange of Book-Entry Notes for Certificated Notes. A global note is exchangeable for definitive notes in registered certificated form if (1) DTC (A) notifies us that it is unwilling or unable to continue as depository for the global note and we thereupon fail to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act, (2) we, at our option, notify the trustee in writing that we elect to cause issuance of the notes in certificated form or (3) there shall have occurred and be continuing a Default or Event of Default. In addition, beneficial interests in a global note held by any participant or indirect participant may be exchanged for certificated notes upon request to DTC by such participant (for itself and on behalf of an indirect participant) but only upon at least 20 days' prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) unless we determine otherwise in compliance with applicable law.

     Neither we nor the trustee will be liable for any delay by the holder of the global note or DTC in identifying the beneficial owners of notes, and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the global note or DTC for all purposes.

     Certificated Notes. Subject to certain conditions, any person having a beneficial interest in the global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (a) we notify the trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (b) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in the form of certificated notes under the indenture or (c) DTC will not continue to hold the book-entry interests related to the global notes or is no longer a clearing agency registered under the Exchange Act and we do not replace DTC within 120 days, then, upon surrender by the global note holder of its global note, notes in such form will be issued to each person that the global note holder and DTC identify as being the beneficial owner of the related notes.

     Neither we nor the trustee will be liable for any delay by the global note holder or DTC in identifying the beneficial owners of notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global note holder or DTC for all purposes.

     Same-day Settlement and Payment. The indenture will require that payments in respect of the notes represented by the global note (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to certificated notes, we will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. We expect that secondary trading in the certificated notes will also be settled in immediately available funds.

MEETINGS

     The indenture contains provisions describing how meetings of the holders of notes may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding notes. A notice of the meeting must always be given in the manner described under "-- Notices" below. Generally speaking, any resolution presented at a meeting of the holders of a series of notes may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding notes, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of the notes. In that case, the holders of outstanding notes of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of notes in accordance with the indenture will be binding on all holders of notes. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be an aggregate principal amount sufficient to take action upon the matter for which the meeting was called.

GOVERNING LAW

     The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

NOTICES

     Notices to holders of notes will be given by mail to the addresses of such holders as they appear in the security register.

                    UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes and the exchange of the existing notes for new notes and represents the opinion of counsel as to these matters. Unless otherwise stated, this discussion is limited to the tax consequences to those persons who purchased the notes from the initial purchasers and who hold these notes as capital assets under Section 1221 of the Internal Revenue Code of 1986, as amended. The discussion does not address specific tax consequences that may be relevant to particular persons including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, and persons in special situations, such as those who hold notes as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address U.S. federal alternative minimum tax consequences or any aspect of state, local or foreign taxation. This discussion is based upon the Code, the Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. In counsel's opinion, the notes qualify as indebtedness for federal income tax purposes, and the following discussion assumes that this treatment is correct.

     For purposes of this discussion, you are a "U.S. Holder" if you are a beneficial owner of a note and are a U.S. citizen or resident, a corporation, partnership or other entity created or organized in or under the laws of the U.S. or of any political subdivision thereof, an estate or specific electing trusts in existence as of August 28, 1996, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a United States court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions. You are a "Non-U.S. Holder" if you are a holder of a note who is not a U.S. Holder.

PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE SPECIFIC U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

TAX CONSEQUENCES TO U.S. HOLDERS

     Taxation of Interest. If you are a U.S. Holder, interest on your notes generally will be taxable as ordinary interest income at the time payments are accrued or are received in accordance with your regular method of accounting for federal income tax purposes.

     Sale, Exchange or Retirement of the Notes. Upon the sale, exchange or retirement of the notes, you will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any portion allocable to accrued and unpaid interest) and your adjusted tax basis in the notes. Your adjusted tax basis in the notes generally will be your cost for the notes, less any principal payments you receive.

     The gain or loss you recognize on the sale, exchange or retirement of the notes will be capital gain or loss. The gain or loss will be long-term capital gain or loss if you have held the notes for more than twelve months. Long-term capital gain is subject to a maximum federal tax rate of 20% for U.S. Holders other than corporations. The deductibility of capital losses by U.S. Holders is subject to limitation.

     To the extent that the amount realized represents accrued but unpaid interest, that amount must be taken into account as interest income, if it was not previously included in your income. See "-- Taxation of Interest."

     Exchange Offer. Whether you acquired your existing notes from the initial purchasers or subsequently, you will not recognize any taxable gain or loss on the exchange of the existing notes for new notes pursuant to the exchange offer, and your tax basis and holding period in the new notes will be the same as in the existing notes.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Taxation of Interest. If you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on interest paid on the notes so long as that interest is not effectively connected with your conduct of a trade or business within the U.S., and you:

     - do not actually or constructively own 10% or more of the total combined voting power of our capital or profits interests;

     - are not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code;

     - are not a bank within the meaning of Section 881(c)(3)(A) of the Code;
       and

     - satisfy the requirements of Sections 871(h) or 881(c) of the Code, as described below under "-- Owner Statement Requirement."

     If these conditions are not satisfied, then interest paid on the notes will be subject to U.S. withholding tax at a rate of 30% unless that rate is reduced or eliminated pursuant to an applicable tax treaty and you provide us with a properly completed and executed Form W-8 BEN, as provided for in the Treasury Regulations.

     Sale, Exchange or Retirement of the Notes. Any capital gain you recognize on the sale, exchange, retirement or other taxable disposition of a note will be exempt from U.S. federal income and withholding tax, provided that:

     - the gain is not effectively connected with your conduct of a trade or business within the U.S.; and

     - if you are an individual, you are not present in the U.S. for 183 days or more during the taxable year.

     Effectively Connected Income. If the interest, gain or other income you recognize on a note is effectively connected with your conduct of a trade or business within the U.S., you will be exempt from the withholding tax previously discussed if you provide us with a properly completed and executed Form W-8 ECI, but generally will be subject to U.S. federal income tax on the interest, gain or other income at regular federal income tax rates. In addition to regular U.S. federal income tax, if you are a corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits, as adjusted for certain items, unless you qualify for a lower rate under an applicable tax treaty.

     Federal Estate Taxes. A note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax as a result of such individual's death, provided that the individual does not actually or constructively own 10% or more of our capital or profits interests and that the interest accrued on the notes was not effectively connected with that holder's conduct of a trade or business within the U.S.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We will, where required, report to you and the Internal Revenue Service the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to those payments. A noncorporate U.S. Holder may be subject to information reporting and to backup withholding at a rate of 31% with respect to payments of interest made on a note, or proceeds of the disposition of a note before maturity, unless the U.S. Holder provides a correct taxpayer identification number or proof of an applicable exemption and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

     In the case of payments of interest to Non-U.S. Holders, current Treasury Regulations provide that the 31% backup withholding tax and certain information reporting requirements will not apply to payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established, provided that neither we nor our payment agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not in fact satisfied.

     Under current Treasury Regulations, information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-U.S. Holder on the disposition of the notes by or through a U.S. office of a U.S. or foreign broker, unless the Non-U.S. Holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to payment of the proceeds of a disposition of the notes by or through a foreign office of a U.S. broker or foreign brokers with certain types of relationships to the U.S. unless the broker has documentary evidence in its file that the holder of the notes is not a U.S. person and the broker has no actual knowledge to the contrary, or the holder establishes an exemption. Neither information reporting nor backup withholding generally will apply to payment of the proceeds of a disposition of the notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

             NORTHERN BORDER PIPELINE COMPANY PARTNERSHIP AGREEMENT

     The following is a summary of the material provisions of our partnership agreement.

                           ORGANIZATION AND PARTNERS

     We are a general partnership that was formed as of March 9, 1978 under the Uniform Partnership Act as then in effect in the State of Texas. Our address is 1111 South 103rd Street, Omaha, Nebraska 68124-1000, and our telephone number is
(402) 398-7700.

                                    PURPOSE

     Our purpose under the partnership agreement is limited to the planning, design, financing, construction, ownership and operation of the pipeline system, together with all related properties and facilities, and any extensions, expansions, additions or other improvements thereto. Unless all of our partners agree otherwise, the purpose clause has the effect of restricting us from constructing or acquiring additional natural gas transmission assets, other than those that constitute an expansion, extension, addition or improvement of the pipeline system, and from expanding the scope of our activities beyond the natural gas transmission business.

                             MANAGEMENT AND VOTING

     Except for the day-to-day management of our affairs and the operation of the pipeline system, which are the responsibility of the operator, our management is overseen by the management committee.

     Under our partnership agreement, voting power on the management committee is presently allocated among Northern Border Partners' three representatives in proportion to their general partner interests in Northern Border Partners. As a result, the 70% voting power of Northern Border Partners' three representatives on the management committee is allocated as follows: 35% to Northern Plains Natural Gas Company, 22.75% to Pan Border Gas Company and 12.25% to Northwest Border Pipeline Company. Each of Northern Plains, Pan Border and Northwest Border has the right to select one member of the management committee. Northern Plains and Pan Border are subsidiaries of Enron Corp. Therefore, Enron controls 57.75% of the voting power of the management committee and has the right to select two of the members of the management committee. Northwest Border is a subsidiary of The Williams Companies, Inc. and, accordingly, Williams controls 12.25% of the voting power with one representative on the management committee. TransCanada Pipelines Limited, the parent company of TC PipeLines' sole general partner, controls 30% of the voting power with one representative on the management committee.

     Generally, our management committee will act by majority vote. However, unanimity will be required with respect to the following matters, among other things:

     - expansions or extensions of our pipeline system requiring capital expenditures in an amount requiring certification of those facilities by the FERC, currently $19.8 million or more;

     - settlement of cases brought under Section 4 or 5 of the Natural Gas Act;

     - some transfers of general partner interests; and

     - any change in, or suspension of, our cash distribution policy.

     If, however, all but one of the members of our management committee vote in favor of a matter requiring unanimous approval, other than transfers of general partner interests, any one of the partners voting in favor of the matter has the right to submit the matter to an arbitration panel. The arbitration panel will be composed of three independent natural gas industry experts, one appointed by the members voting in favor of the matter, one appointed by the dissenting member and a third appointed by the two experts. The arbitration panel will determine if we should proceed with the disputed matter, using our best interests as its sole criteria. If the panel concludes that approval of the matter before it is in our best interests, the matter will be deemed to have received unanimous approval despite the disapproving vote of the dissenting member.

                                    OPERATOR

     Our partnership agreement designates Northern Plains as the operator of the pipeline system. Northern Plains' rights and obligations as operator are provided for in our partnership agreement and in a separate operating agreement between Northern Plains and us. The initial term of the operating agreement expires in 2007. The operating agreement will continue in effect thereafter on a year-to-year basis unless terminated by us or Northern Plains upon six months written notice by either party. Substantially all of the services provided by the operator are provided by employees of Northern Plains who devote their time to our day-to-day operations.

     Our partnership agreement states that Northern Plains may be removed as operator by unanimous vote of the members of our management committee, other than the member appointed by Northern Plains. If the total number of members on our management committee has increased to five or more members, Northern Plains may be removed as operator by the vote of members representing 65% or more of the total general partnership interest in support of a finding that the operator has, through misfeasance, nonfeasance or gross negligence, acted in a manner contrary to our best interests.

     The operator is entitled to reimbursement for all reasonable costs, including overhead and administrative expenses, incurred by it and its affiliates in connection with the performance of its responsibilities as operator. In addition, we have agreed to indemnify the operator against any claims and liabilities arising out of the good faith performance by the operator of its responsibilities under our partnership agreement, to the extent the operator is acting within the scope of its authority and in the course of our business.

                            CASH DISTRIBUTION POLICY

     In general, our partnership agreement provides that distributions to our partners are to be made on a proportionate basis according to each partner's capital account balance. The amount and timing of distributions are determined by our management committee. Any changes to, or suspension of, our cash distribution policy requires the unanimous approval of our management committee, subject to arbitration in the event three of the four members of our management committee vote in favor of the change or suspension. See "-- Management and Voting" above.

     Our cash distribution policy as currently approved by our management committee provides that we are to make distributions quarterly in an amount equal to the previous quarter's sum, if positive, of the following, determined on a regulatory basis of accounting:

          (1) 100% of net income generated during the quarter, excluding specific noncash items, plus

          (2) 100% of the current portion of any allowance for income taxes for that quarter, plus

          (3) an amount equal to 35% of the sum of deferred tax expense, depreciation expense, amortization of regulatory assets, or minus, in the case of amortization of regulatory liabilities, for that quarter, each as computed under our tariff, minus

          (4) an amount equal to 35% of maintenance capital expenditures for that quarter.

     If an amount determined by this formula is negative, then the negative amount is carried forward and subtracted in the calculation for the next quarter. Decisions regarding cash distributions could affect our ability to repay long-term indebtedness.

                        AUDIT AND COMPENSATION COMMITTEE

     Our partnership agreement authorizes each representative on our management committee other than Northern Plains, if Northern Plains or its affiliate is the operator, to appoint one member to serve on a three member audit and compensation committee. No member of the committee may also be an officer, director or employee of the operator, which is currently Northern Plains, or of any affiliate thereof. The audit and compensation committee is responsible for all matters relating to any of our audits and review of the compensation of the operator's senior management and reimbursement of the operator for its costs and expenses relating to personnel. The audit and compensation committee is obligated to report to our management committee on an annual basis with respect to these matters.

                 ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION

     Our partnership agreement provides that, if we have a net profit or a net loss, items of income, gain, loss and deduction will be allocated to the particular capital accounts of the partners in accordance with their particular general partnership interests, that are based on relative capital account balances.

                             TRANSFER OF INTERESTS

     Generally, our general partners are not permitted to transfer their general partner interests, or any indebtedness owed to them by us, without the unanimous consent of our management committee. Each general partner may, however, encumber its interests in our profits and surplus, and any indebtedness, and transfer its interest in us, or any indebtedness, to a corporation that is an affiliate of the transferor in connection with a statutory merger with the corporation or sale of all or substantially all of its assets to the corporation.

                        ADDITIONAL CAPITAL REQUIREMENTS

     Our partnership agreement provides that our management committee may request additional capital contributions from our general partners. Each general partner has the right, but not the obligation, to contribute its pro rata portion of the total amount of additional contributions requested. If a partner elected not to make the additional contribution, its general partnership interest would be diluted.

                            CHANGE TO CORPORATE FORM

     Our partnership agreement provides that, under some circumstances, our business and assets will be transferred to a corporation in which each partner would receive shares of stock sufficient to give it an ownership interest in the corporation that is equal to its then existing ownership interest. The transfer will occur automatically if it becomes unlawful for us to carry on our business and we hold an effective certificate of public convenience and necessity from the FERC at that time.

     Our general partners may also cause a transfer to a corporation upon the approval of partners owning at least a two-thirds general partnership interest.

                         WITHDRAWAL OF GENERAL PARTNERS

     Our general partners have the right to withdraw. If they do, the withdrawing partner's capital account is treated as our contingent liability to be repaid on our liquidation or at any other time as our management committee determines that the amount may be repaid without undue hardship to us.

                                INDEMNIFICATION

     Under the terms of our partnership agreement, we have agreed to indemnify the operator and the members of our management committee and any other committees established by that committee against any claims and liabilities arising out of the good faith performance by these persons of their responsibilities and obligations within the scope of their authority in the course of our business. This indemnification includes indemnification in favor of the members of the audit and compensation committee.

                             BUSINESS OPPORTUNITIES

     Our partnership agreement provides that our partners, their affiliates and transferees, will not have any duty to offer business opportunities to us, with specified exceptions.

                          TERMINATION AND DISSOLUTION

     Our partnership agreement provides that we will automatically dissolve upon:

          (1) the transfer of all of our business and assets to a corporation;

          (2) the sale or abandonment of all or substantially all of our business and assets, provided that this kind of sale or abandonment may be made only by unanimous written consent of all general partners; or

          (3) the occurrence of any event that makes it unlawful for our business to be carried on. In addition to these automatic dissolution events, we may be dissolved by unanimous consent of all of its partners, upon the occurrence of a bankruptcy or similar event with respect to a partner or the dissolution of a partner.

                    LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Our partnership agreement provides that, following our dissolution, unless we are reconstituted and continued under the terms of our partnership agreement, our business and affairs will be wound up and our assets liquidated in an orderly manner. Any amounts remaining upon satisfaction of our obligations to our creditors will be distributed to the partners in accordance with the positive balances in their particular capital accounts.

                              PLAN OF DISTRIBUTION

     Based on interpretations by the staff of the SEC set forth in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for existing notes unless you are:

     - our "affiliate" within the meaning of Rule 405 under the Securities Act;

     - a broker-dealer that acquired existing notes directly from us; or

     - a broker-dealer that acquired existing notes as a result of market-making or other trading activities,

provided that you acquire the new notes in the ordinary course of your business and you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes. Broker-dealers receiving new notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the new notes.

     To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the existing notes, with this prospectus. Pursuant to the registration rights agreement, we have agreed to permit participating broker-dealers to use this prospectus in connection with the resale of new notes.

     If you wish to exchange your existing notes for new notes in the exchange offer, you will be required to make certain representations to us as set forth in "The Exchange Offer -- Exchange Terms" and "-- Procedures for Tendering Existing Notes -- Other Matters" and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for existing notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of those new notes. See "The Exchange Offer -- Resale of New Notes."

     We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions in the over-the-counter market:

     - in negotiated transactions;

     - through the writing of options on the new notes or a combination of such methods of resale;

     - at market prices prevailing at the time of resale; or

     - at prices related to the prevailing market prices or negotiated prices.

     Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the existing notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

                                 LEGAL MATTERS

     The validity of the new notes offered will be passed upon for us by Chapman and Cutler, Chicago, Illinois.

                                    EXPERTS

     Our balance sheet as of December 31, 1998 and 1997, and the related statements of income, changes in partners' capital and cash flows for each of the three years in the period ended December 31, 1998, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                            RELIANCE ON INFORMATION

     The information contained in this prospectus was obtained from us and other sources believed by us to be reliable.

     You should rely only on the information contained in this document or any supplement and any information incorporated by reference in this document or any supplement. We have not authorized anyone to provide you with any information that is different. If you receive any unauthorized information, you must not rely on it. You should disregard anything we said in an earlier document that is inconsistent with what is in this prospectus.

     You should not assume that the information in this document or any supplement is current as of any date other than the date on the front page of this prospectus. This document is not an offer to sell nor is it seeking an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

                           FORWARD LOOKING STATEMENTS

     Statements in this prospectus that are not historical information are forward looking statements. Such forward looking statements include:

     - the discussions under "Business -- Competition" and elsewhere regarding our efforts to pursue opportunities to further increase the capacity of our pipeline system;

     - the discussion under "Business -- Shippers" regarding potential contract extensions;

     - the discussion under "Business -- FERC Regulation -- Cost of service tariff" regarding a project cost containment mechanism related to The Chicago Project; and

     - the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Although we believe that our expectations regarding future events are based on reasonable assumptions within the bounds of our knowledge of our business, we can give no assurance that our goals will be achieved or that our expectations regarding future developments will be realized. Important factors that could cause actual results to differ materially from those in the forward looking statements include:

     - future demand for natural gas;

     - availability of economic western Canadian natural gas;

     - industry conditions;

     - natural gas, political and regulatory developments that impact FERC proceedings;

     - our success in sustaining our positions in such proceedings, or the success of intervenors in opposing our positions;

     - our ability to replace our rate base as it is depreciated and amortized;

     - competitive developments by Canadian and U.S. natural gas transmission companies;

     - political and regulatory developments in the U.S. and Canada;

     - conditions of the capital markets and equity markets; and

     - our ability to successfully implement our plan for addressing Year 2000 issues during the periods covered by the forward looking statements.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-4 with the SEC. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement. Certain information is omitted and you should refer to the exhibits attached to the registration statement, including exhibits filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the SEC. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You may also obtain copies of these materials from the public reference facilities of the SEC, at prescribed rates. The SEC maintains a Web site (http:/www.sec.gov) that contains reports, proxy and information statements and other information regarding all registrants that file electronically with the SEC, and that would include any filings we make with the SEC.

     As of the effectiveness of the registration statement of which this prospectus forms a part, we will be obligated to file quarterly and annual reports with the SEC in accordance with Sections 13 and 15 of the Exchange Act. In addition, pursuant to the indenture, we will be required to provide the same information that we file with the SEC to the trustee. Holders of notes may obtain this information either from publicly available filings, as described above, or from the trustee. Our annual reports filed with the SEC and provided to the trustee will contain audited financial statements, with the audit report included therein.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Balance Sheet -- September 30, 1999 (unaudited).............    F-2
Statement of Income -- Nine months ended September 30, 1999
  and 1998 (unaudited)......................................    F-3
Statement of Cash Flows -- Nine months ended September 30,
  1999 and 1998 (unaudited).................................    F-4
Statement of Changes in Partners' Capital -- Nine months
  ended September 30, 1999 (unaudited)......................    F-5
Notes to Financial Statements (unaudited)...................    F-6
Report of Independent Public Accountants....................    F-9
Balance Sheet -- December 31, 1998 and 1997.................   F-10
Statement of Income -- Years ended December 31, 1998, 1997
  and 1996..................................................   F-11
Statement of Cash Flows -- Years ended December 31, 1998,
  1997 and 1996.............................................   F-12
Statement of Changes in Partners' Capital -- Years ended
  December 31, 1998, 1997 and 1996..........................   F-13
Notes to Financial Statements...............................   F-14

                        NORTHERN BORDER PIPELINE COMPANY

                                 BALANCE SHEET
                                 (In Thousands)
                                  (Unaudited)

                                                              SEPTEMBER 30, 1999
                                                              ------------------
ASSETS
------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents.................................      $   20,558
  Accounts receivable.......................................          27,365
  Materials and supplies, at cost...........................           3,660
                                                                  ----------
          Total current assets..............................          51,583
                                                                  ----------
NATURAL GAS TRANSMISSION PLANT
  In service................................................       2,362,054
  Construction work in progress.............................           3,457
                                                                  ----------
          Total property, plant and equipment...............       2,365,511
  Less: Accumulated provision for depreciation and
     amortization...........................................         626,399
                                                                  ----------
          Net property, plant and equipment.................       1,739,112
                                                                  ----------
OTHER ASSETS................................................          14,519
                                                                  ----------
          Total assets......................................      $1,805,214
                                                                  ==========
LIABILITIES AND PARTNERS' CAPITAL
------------------------------------------------------------

CURRENT LIABILITIES
  Current maturities of long-term debt......................      $   66,000
  Accounts payable..........................................          20,171
  Accrued taxes other than income...........................          24,624
  Accrued interest..........................................           8,171
  Over recovered cost of service............................           7,124
                                                                  ----------
          Total current liabilities.........................         126,090
                                                                  ----------
LONG-TERM DEBT, NET OF CURRENT MATURITIES...................         834,757
                                                                  ----------
RESERVES AND DEFERRED CREDITS...............................          10,468
                                                                  ----------
PARTNERS' CAPITAL...........................................         833,899
                                                                  ----------
          Total liabilities and partners' capital...........      $1,805,214
                                                                  ==========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                              STATEMENT OF INCOME
                                 (In Thousands)
                                  (Unaudited)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
OPERATING REVENUES..........................................  $220,582    $145,476
                                                              --------    --------
OPERATING EXPENSES
  Operations and maintenance................................    27,806      21,581
  Depreciation and amortization.............................    38,806      30,060
  Taxes other than income...................................    21,894      17,267
  Regulatory credit.........................................        --      (4,709)
                                                              --------    --------
          Operating expenses................................    88,506      64,199
                                                              --------    --------
OPERATING INCOME............................................   132,076      81,277
                                                              --------    --------
INTEREST EXPENSE
  Interest expense..........................................    44,401      30,422
  Interest expense capitalized..............................       (54)    (12,022)
                                                              --------    --------
          Interest expense, net.............................    44,347      18,400
                                                              --------    --------
OTHER INCOME
  Allowance for equity funds used during construction.......        59       7,921
  Other income, net.........................................       587       1,253
                                                              --------    --------
          Other income......................................       646       9,174
                                                              --------    --------
NET INCOME TO PARTNERS......................................  $ 88,375    $ 72,051
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                            STATEMENT OF CASH FLOWS
                                 (In Thousands)
                                  (Unaudited)

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                1999           1998
                                                              ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income to partners....................................  $  88,375      $  72,051
                                                              ---------      ---------
  Adjustments to reconcile net income to partners to net
     cash provided by operating activities:
     Depreciation and amortization..........................     38,841         30,071
     Allowance for equity funds used during construction....        (59)        (7,921)
     Regulatory credit......................................         --         (4,807)
     Changes in components of working capital...............      5,351         (6,267)
     Other..................................................        776            263
                                                              ---------      ---------
          Total adjustments.................................     44,909         11,339
                                                              ---------      ---------
     Net cash provided by operating activities..............    133,284         83,390
                                                              ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property, plant and equipment,
     net....................................................    (89,562)      (484,219)
                                                              ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributions from partners...............................         --        197,000
  Distributions to partners.................................    (97,914)       (61,205)
  Issuance of long-term debt, net...........................    281,026        265,000
  Retirement of long-term debt..............................   (255,000)            --
                                                              ---------      ---------
  Proceeds received upon termination of interest rate
     forward agreements.....................................     12,896             --
  Long-term debt financing costs............................     (1,561)            --
  Net cash provided by (used in) financing activities.......    (60,553)       400,795
                                                              ---------      ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................    (16,831)           (34)
Cash and cash equivalents -- beginning of period............     37,389         19,986
                                                              ---------      ---------
Cash and cash equivalents -- end of period..................  $  20,558      $  19,952
                                                              =========      =========
Supplemental disclosures of cash flow information:
  Cash paid for:
          Interest (net of amount capitalized)..............  $  47,811      $  22,224
                                                              =========      =========
  Changes in components of working capital:
     Accounts receivable....................................     (8,461)         1,316
     Materials and supplies.................................       (300)          (147)
     Accounts payable.......................................      3,003          1,488
     Accrued taxes other than income........................      4,796          1,155
     Accrued interest.......................................     (3,592)        (4,097)
     Over/under recovered cost of service...................      9,905         (5,982)
                                                              ---------      ---------
          Total.............................................  $   5,351      $  (6,267)
                                                              =========      =========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                                 (In Thousands)
                                  (Unaudited)

                                                                                   NORTHERN
                                                                  TC PIPELINES      BORDER
                                       TRANSCANADA    TRANSCAN    INTERMEDIATE   INTERMEDIATE     TOTAL
                                         BORDER       NORTHERN      LIMITED        LIMITED      PARTNERS'
                                      PIPELINE LTD.     LTD.      PARTNERSHIP    PARTNERSHIP     CAPITAL
                                      -------------   ---------   ------------   ------------   ---------
Partners' Capital at December 31,
1998................................    $ 50,606      $ 202,425     $     --       $590,407     $843,438
Net income to partners..............       2,930         11,715       11,868         61,862       88,375
Distributions paid..................      (5,206)       (20,819)      (3,349)       (68,540)     (97,914)
Ownership transfer..................     (48,330)      (193,321)     241,651             --           --
                                        --------      ---------     --------       --------     --------
Partners' Capital at September 30,
  1999..............................    $     --      $      --     $250,170       $583,729     $833,899
                                        ========      =========     ========       ========     ========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

     1. Northern Border Pipeline Company (Northern Border Pipeline) is a general partnership and is subject to regulation by the Federal Energy Regulatory Commission (FERC). The financial statements included herein have been prepared by Northern Border Pipeline without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial results for the interim periods. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted principles have been condensed or omitted, pursuant to such regulations. However, Northern Border Pipeline believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the financial statements as of December 31, 1998, together with the report of independent public accountants thereon.

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     2. Income taxes are the responsibility of the partners and are not reflected in these financial statements. However, the Northern Border Pipeline tariff establishes the method of accounting for and calculating income taxes and requires Northern Border Pipeline to reflect in its cost of service the income taxes which would have been paid or accrued if Northern Border Pipeline were organized during the period as a corporation. As a result, for purposes of calculating the return allowed by the FERC, partners' capital and rate base are reduced by the amount equivalent to the net accumulated deferred income taxes. Such amounts were $311.3 million and $300.0 million as of September 30, 1999 and December 31, 1998, respectively, and are primarily related to accelerated depreciation and other plant-related differences.

     3. Accounts payable shown on the accompanying balance sheet includes approximately $10.5 million and $37.4 million at September 30, 1999 and December 31, 1998, respectively, of project costs incurred but not paid on Northern Border Pipeline's expansion and extension of its pipeline system that was placed into service in late December 1998 (The Chicago Project). These costs are recorded in natural gas transmission plant in service on the accompanying balance sheet and are excluded from the changes in accounts payable and capital expenditures for property, plant and equipment, net on the accompanying statement of cash flows. As the project costs are paid, they are reflected as capital expenditures for property, plant and equipment, net on the statement of cash flows.

     4. In August 1999, Northern Border Pipeline completed a private offering of $200 million of 7.75% Senior Notes due 2009 (Existing Notes). Also in August 1999, Northern Border Pipeline received approximately $12.9 million from the termination of interest rate forward agreements, which is included in long-term debt on the balance sheet and is being amortized against interest expense over the life of the Existing Notes. The interest rate forward agreements, which had an aggregate notional amount of $150 million, had been executed in September 1998 to hedge the interest rate on a planned issuance of fixed rate debt in 1999. The proceeds from the private offering, net of debt discounts and issuance costs, and the termination of the interest rate forward agreements were used to reduce existing indebtedness under a June 1997 credit agreement.

     5. In October 1998, Northern Border Pipeline filed a certificate application with the FERC to seek approval to expand and extend its pipeline system into Indiana by November 2000 (Project 2000). If approved and constructed, Project 2000 would afford shippers on the extended pipeline system access to industrial gas consumers in northern Indiana. As a result of permanent releases of capacity between several existing and project shippers originally included in the October 1998 application, Northern Border Pipeline amended its application with the FERC in March 1999. The amended application reflects estimated capital expenditures of approximately $126 million.

                        NORTHERN BORDER PIPELINE COMPANY

     Numerous parties have filed to intervene in this proceeding. Several parties have protested this application asking that the FERC deny Northern Border Pipeline's request for rolled-in rate treatment for the new facilities and that Northern Border Pipeline be required to solicit indications of interest from existing shippers for capacity releases that would possibly eliminate the construction of certain new facilities.

     In September 1999, the FERC issued a policy statement on certification and pricing of new construction projects. The policy statement announces a preference for pricing new construction incrementally, as contrasted to a presumption in favor of rolled-in pricing once certain conditions were met. Since the amended application for Project 2000 was filed based upon rolled-in rate treatment, Northern Border Pipeline is uncertain at this time how implementation of this policy statement may impact Project 2000.

     6. Northern Border Pipeline filed a rate proceeding with the FERC in May 1999 for a redetermination of its allowed equity rate of return. In this proceeding, Northern Border Pipeline proposed, among other things, to increase its allowed equity rate of return. The total annual cost of service increase due to Northern Border Pipeline's proposed changes is approximately $30 million. A number of Northern Border Pipeline's shippers and competing pipelines have filed interventions and protests. In June 1999, the FERC issued an order in which the proposed changes were suspended until December 1, 1999, after which the proposed changes will be implemented with subsequent billings subject to refund. The June order and a subsequent clarification issued by the FERC in August 1999 set for hearing not only Northern Border Pipeline's proposed changes but also several issues raised by intervenors including the appropriateness of Northern Border Pipeline's cost of service tariff, rolled-in rate treatment of The Chicago Project, capital project cost containment mechanism amount recorded for The Chicago Project (see Note 7), depreciation schedule and creditworthiness standards. A procedural schedule has been established which provides for the hearing to commence in July 2000. At this time, Northern Border Pipeline can give no assurance as to the outcome on any of these issues.

     7. As agreed to in a Stipulation and Agreement (Stipulation) to settle its November 1995 rate case, Northern Border Pipeline implemented a capital project cost containment mechanism (PCCM). The purpose of the PCCM was to limit Northern Border Pipeline's ability to include cost overruns on The Chicago Project in rate base and to provide incentives to Northern Border Pipeline for cost underruns. The PCCM amount is determined by comparing the final cost of The Chicago Project to the budgeted cost. The Stipulation required the budgeted cost for The Chicago Project, which had been initially filed with the FERC for approximately $839 million, to be adjusted for the effects of inflation and project scope changes, as defined in the Stipulation. Such adjusted budgeted cost of The Chicago Project has been estimated to be $897 million, with the final construction cost estimated to be $894 million. Thus, Northern Border Pipeline's notification to the FERC and its shippers in its June 1999 report reflects the conclusion that there is a $3 million addition to rate base as a result of the PCCM. The Stipulation requires the calculation of the PCCM to be reviewed by an independent national accounting firm. The independent accountants completed their examination of Northern Border Pipeline's PCCM calculation in October 1999. The independent accountants concluded Northern Border Pipeline had complied, in all material respects, with the requirements of the Stipulation related to the PCCM. Northern Border Pipeline filed its June 1999 report and the independent accountants' report in its current rate case proceeding discussed previously. Although Northern Border Pipeline believes the computation has been made in accordance with the terms of the Stipulation, it is unable to predict at this time whether any adjustments will be required. Later developments may prevent recovery of amounts originally calculated under the PCCM, which may result in a non-cash charge to write down transmission plant and that charge could be material to the operating results of Northern Border Pipeline.

                        NORTHERN BORDER PIPELINE COMPANY

     8. Effective May 28, 1999, TransCanada Border PipeLine Ltd. and TransCan Northern Ltd. transferred their combined 30% ownership interest in Northern Border Pipeline to TC PipeLines Intermediate Limited Partnership. In accordance with the partnership agreement, net income and distributions were prorated at the effective date of the ownership transfer. The partners' capital balance for TransCanada Border PipeLine Ltd. and TransCan Northern Ltd. at June 30, 1999, represents the amount of distribution that was paid August 3, 1999.

     9. Northern Border Pipeline makes distributions to its general partners approximately one month following the end of the quarter. The distribution computed for the third quarter of 1999 of approximately $29.2 million was paid November 2, 1999.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management Committee of
Northern Border Pipeline Company:

     We have audited the accompanying balance sheet of Northern Border Pipeline Company (a Texas partnership) as of December 31, 1998 and 1997, and the related statements of income, cash flows and changes in partners' capital for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Border Pipeline Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Omaha, Nebraska
January 19, 1999

                        NORTHERN BORDER PIPELINE COMPANY

                                 BALANCE SHEET
                                 (In Thousands)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1998         1997
                                                              ----------   ----------
ASSETS
------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents.................................  $   37,389   $   19,986
  Accounts receivable.......................................      16,434       15,557
  Related party receivables.................................       2,470        1,780
  Materials and supplies, at cost...........................       3,360        3,677
  Under recovered cost of service...........................       2,781           --
                                                              ----------   ----------
          Total current assets..............................      62,434       41,000
                                                              ----------   ----------
NATURAL GAS TRANSMISSION PLANT
  In service................................................   2,302,457    1,497,743
  Construction work in progress.............................       1,530      211,378
                                                              ----------   ----------
          Total property, plant and equipment...............   2,303,987    1,709,121
  Less: Accumulated provision for depreciation and
     amortization...........................................     589,464      608,231
                                                              ----------   ----------
          Net property, plant and equipment.................   1,714,523    1,100,890
                                                              ----------   ----------
OTHER ASSETS................................................      13,932        5,230
                                                              ----------   ----------
          Total assets......................................  $1,790,889   $1,147,120
                                                              ==========   ==========

LIABILITIES AND PARTNERS' CAPITAL
------------------------------------------------------------

CURRENT LIABILITIES
  Accounts payable..........................................  $   44,042   $   61,618
  Accrued taxes other than income...........................      19,828       20,294
  Accrued interest..........................................      11,763       10,367
  Over recovered cost of service............................          --        4,601
                                                              ----------   ----------
          Total current liabilities.........................      75,633       96,880
                                                              ----------   ----------
LONG-TERM DEBT..............................................     862,000      459,000
                                                              ----------   ----------
RESERVES AND DEFERRED CREDITS...............................       9,818        9,828
                                                              ----------   ----------
PARTNERS' CAPITAL...........................................     843,438      581,412
                                                              ----------   ----------
          Total liabilities and partners' capital...........  $1,790,889   $1,147,120
                                                              ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                              STATEMENT OF INCOME
                                 (In Thousands)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
OPERATING REVENUES
  Operating revenues........................................  $196,600   $226,019   $214,103
  Provision for rate refunds................................        --    (39,969)   (12,160)
                                                              --------   --------   --------
          Operating revenues, net...........................   196,600    186,050    201,943
                                                              --------   --------   --------
OPERATING EXPENSES
  Operations and maintenance................................    29,447     28,522     26,974
  Depreciation and amortization.............................    40,989     38,708     46,979
  Taxes other than income...................................    21,381     22,393     24,390
  Regulatory credit.........................................    (8,878)        --         --
                                                              --------   --------   --------
          Operating expenses................................    82,939     89,623     98,343
                                                              --------   --------   --------
OPERATING INCOME............................................   113,661     96,427    103,600
                                                              --------   --------   --------
INTEREST EXPENSE
  Interest expense..........................................    44,542     33,020     33,117
  Interest expense capitalized..............................   (19,001)    (3,660)      (447)
                                                              --------   --------   --------
          Interest expense, net.............................    25,541     29,360     32,670
                                                              --------   --------   --------
OTHER INCOME
  Allowance for equity funds used during construction.......    10,237      1,400        396
  Other income, net.........................................     1,874      4,305      2,517
                                                              --------   --------   --------
          Other income......................................    12,111      5,705      2,913
                                                              --------   --------   --------
NET INCOME TO PARTNERS......................................  $100,231   $ 72,772   $ 73,843
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                            STATEMENT OF CASH FLOWS
                                 (In Thousands)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1998        1997        1996
                                                             ---------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income to partners...................................  $ 100,231   $  72,772   $  73,843
                                                             ---------   ---------   ---------
  Adjustments to reconcile net income to partners to net
     cash provided by operating activities:
     Depreciation and amortization.........................     41,005      38,715      47,010
     Allowance for equity funds used during construction...    (10,237)     (1,400)       (396)
     Regulatory credit.....................................     (9,105)         --          --
     Provision for billings subject to refund..............         --      40,403      12,227
     Refunds to shippers...................................         --     (52,630)         --
     Changes in components of working capital..............    (18,471)     16,389       5,452
     Other.................................................        354       1,079      (1,328)
                                                             ---------   ---------   ---------
          Total adjustments................................      3,546      42,556      62,965
                                                             ---------   ---------   ---------
     Net cash provided by operating activities.............    103,777     115,328     136,808
                                                             ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures for property, plant and equipment,
     net...................................................   (651,169)   (152,070)    (18,597)
                                                             ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributions from partners..............................    223,000      81,000          --
  Distributions to partners................................    (61,205)    (99,322)   (102,845)
  Issuance of long-term debt...............................    403,000     209,000          --
  Retirement of long-term debt.............................         --    (127,500)    (32,500)
  Borrowings on (repayment of) note payable................         --     (10,000)     10,000
  Long-term debt financing costs...........................         --        (744)         --
                                                             ---------   ---------   ---------
          Net cash provided by (used in) financing
            activities.....................................    564,795      52,434    (125,345)
                                                             ---------   ---------   ---------
NET CHANGE IN CASH AND CASH EQUIVALENTS....................     17,403      15,692      (7,134)
  Cash and cash equivalents -- beginning of period.........     19,986       4,294      11,428
                                                             ---------   ---------   ---------
  Cash and cash equivalents -- end of period...............  $  37,389   $  19,986   $   4,294
                                                             =========   =========   =========
  Changes in components of working capital:
     Accounts receivable...................................  $  (1,567)  $   1,927   $     931
     Materials and supplies................................        317         170         218
     Accounts payable......................................    (10,769)     14,587       1,673
     Accrued taxes other than income.......................       (466)       (674)      1,065
     Accrued interest......................................      1,396          14        (163)
     Over/under recovered cost of service..................     (7,382)        365       1,728
                                                             ---------   ---------   ---------
          Total............................................  $ (18,471)  $  16,389   $   5,452
                                                             =========   =========   =========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                   STATEMENT OF CHANGES IN PARTNERS' CAPITAL
                                 (In Thousands)

                                                                              NORTHERN
                                                                               BORDER
                                                  TRANSCANADA    TRANSCAN   INTERMEDIATE     TOTAL
                                                    BORDER       NORTHERN     LIMITED      PARTNERS'
                                                 PIPELINE LTD.     LTD.     PARTNERSHIP     CAPITAL
                                                 -------------   --------   ------------   ---------
Partners' Capital at December 31, 1995.........    $ 88,954      $ 77,835     $389,175     $ 555,964
Net income to partners.........................      11,237        10,916       51,690        73,843
Distributions paid.............................     (13,936)      (16,917)     (71,992)     (102,845)
Ownership transfer.............................     (54,637)       54,637           --            --
                                                   --------      --------     --------     ---------
Partners' Capital at December 31, 1996.........      31,618       126,471      368,873       526,962
Net income to partners.........................       4,366        17,466       50,940        72,772
Contributions received.........................       4,860        19,440       56,700        81,000
Distributions paid.............................      (5,959)      (23,838)     (69,525)      (99,322)
                                                   --------      --------     --------     ---------
Partners' Capital at December 31, 1997.........      34,885       139,539      406,988       581,412
Net income to partners.........................       6,014        24,055       70,162       100,231
Contributions received.........................      13,380        53,520      156,100       223,000
Distributions paid.............................      (3,673)      (14,689)     (42,843)      (61,205)
                                                   --------      --------     --------     ---------
Partners' Capital at December 31, 1998.........    $ 50,606      $202,425     $590,407     $ 843,438
                                                   ========      ========     ========     =========

   The accompanying notes are an integral part of these financial statements.

                        NORTHERN BORDER PIPELINE COMPANY

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND MANAGEMENT

     Northern Border Pipeline Company (Northern Border Pipeline) is a general partnership, formed March 9, 1978, pursuant to the Texas Uniform Partnership Act. The ownership percentages of the partners in Northern Border Pipeline (Partners) at both December 31, 1998 and 1997, are as follows:

                                                               OWNERSHIP
                          PARTNER                              PERCENTAGE
                          -------                              ----------
Northern Border Intermediate Limited Partnership............       70
TransCan Northern Ltd.......................................       24
TransCanada Border PipeLine Ltd.............................        6

     Northern Border Pipeline owns a 1,214-mile natural gas transmission pipeline system extending from the United States-Canadian border near Port of Morgan, Montana, to a terminus near Manhattan, Illinois.

     Northern Border Pipeline is managed by a Management Committee that includes three representatives from Northern Border Intermediate Limited Partnership (Partnership) and one representative from TransCanada Border PipeLine Ltd. and TransCan Northern Ltd. (collectively TransCanada), both of which are wholly-owned subsidiaries of TransCanada PipeLines Limited. The Partnership's representatives selected by its general partners, Northern Plains Natural Gas Company (Northern Plains), a wholly-owned subsidiary of Enron Corp. (Enron), Pan Border Gas Company (Pan Border), a wholly-owned subsidiary of Northern Plains, and Northwest Border Pipeline Company, a wholly-owned subsidiary of The Williams Companies, Inc., have 35%, 22.75% and 12.25%, respectively, of the voting interest on the Management Committee. The representative designated by TransCanada votes the remaining 30% interest. In December 1998, Northern Plains acquired Pan Border from a subsidiary of Duke Energy Corporation. At the closing, Pan Border's sole asset consisted of its general partner interest in the Partnership. The day-to-day management of Northern Border Pipeline's affairs is the responsibility of Northern Plains (the Operator), as defined by the operating agreement between Northern Border Pipeline and Northern Plains. Northern Border Pipeline is charged for the salaries, benefits and expenses of the Operator. Substantially all of the operations and maintenance expenses are paid to the Operator and other Enron affiliates. Additionally, an Enron affiliate was responsible for project management on Northern Border Pipeline's expansion and extension of its pipeline from near Harper, Iowa to a point near Manhattan, Illinois (The Chicago Project) (see Note 5).

     Net income and distributions are allocated based on ownership percentages. Effective December 1, 1996, TransCan Northern Ltd. purchased a portion of the TransCanada Border PipeLine Ltd. equity ownership in Northern Border Pipeline. The net income and distributions are reflected in the capital account balances at their new ownership interests from that date forward.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Northern Border Pipeline is subject to regulation by the Federal Energy Regulatory Commission (FERC). Northern Border Pipeline's accounting policies conform to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation." Accordingly, certain assets that result from the regulated ratemaking process are recorded that would not be recorded under generally accepted accounting principles for nonregulated entities. At December 31, 1998 and 1997, Northern Border Pipeline has reflected regulatory assets of approximately $12.8 million and $3.9 million, respectively, in Other Assets on the balance sheet. During the construction of The Chicago Project, Northern Border Pipeline placed certain new facilities into service in advance of the December 1998 in service date to maintain gas flow at firm contracted capacity while existing facilities were being modified. As required by the certificate of public convenience and necessity issued by the FERC, Northern Border Pipeline recorded a regulatory credit of approximately $8.9 million in 1998, which is reflected on the statement of income. The regulatory credit results in a deferral of the cost of service of these new facilities. The regulatory asset that resulted from the

                        NORTHERN BORDER PIPELINE COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) cost of service deferral is included with Other Assets on the balance sheet at December 31, 1998. Northern Border Pipeline is allowed to recover the regulatory asset from its shippers over a ten-year period commencing with the in service date of The Chicago Project. The remaining asset of approximately $3.9 million relates to costs recorded for previous expansions and extensions of the pipeline system. Northern Border Pipeline will seek recovery of these amounts in its next rate proceeding.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (A) Property, Plant and Equipment and Related Depreciation and Amortization. Property, plant and equipment is stated at original cost. Construction work in progress shown on the accompanying balance sheet includes approximately $197.9 million at December 31, 1997, of project-to-date costs on The Chicago Project. In December 1998, Northern Border Pipeline placed into service the facilities for The Chicago Project. At December 31, 1998 and 1997, approximately $37.4 million and $44.2 million, respectively, of project costs incurred but not paid for The Chicago Project were recorded in accounts payable and natural gas transmission plant on the balance sheet and were excluded from the change in accounts payable and expenditures for property, plant and equipment, net on the statement of cash flows.

     Maintenance and repairs are charged to operations in the period incurred. The provision for depreciation and amortization of the transmission line is an integral part of Northern Border Pipeline's FERC tariff. The effective depreciation rate applied to Northern Border Pipeline's gross transmission plant in 1998, 1997 and 1996 was 2.5%, 2.5% and 3.1%, respectively (see Note 5). At the time The Chicago Project was placed into service, Northern Border Pipeline's depreciation rate was reduced to 2.0%. Beginning in the year 2000, the depreciation rate is scheduled to increase gradually on an annual basis until it reaches 3.2% in 2002. Composite rates are applied to all other functional groups of property having similar economic characteristics.

     The original cost of property retired is charged to accumulated depreciation and amortization, net of salvage and cost of removal. No retirement gain or loss is included in income except in the case of extraordinary retirements or sales.

     (B) Income Taxes. Income taxes are the responsibility of the Partners and are not reflected in these financial statements. However, the Northern Border Pipeline FERC tariff establishes the method of accounting for and calculating income taxes and requires Northern Border Pipeline to reflect in its cost of service the income taxes which would have been paid or accrued if Northern Border Pipeline were organized during the period as a corporation. As a result, for purposes of calculating the return allowed by the FERC, Partners' capital and rate base are reduced by the amount equivalent to the net accumulated deferred income taxes. Such amounts were approximately $300 million at both December 31, 1998 and 1997, and are primarily related to accelerated depreciation and other plant-related differences.

     (C) Revenue Recognition. Northern Border Pipeline bills the cost of service on an estimated basis for a six month cycle. Any net excess or deficiency resulting from the comparison of the actual cost of service determined for that period in accordance with the FERC tariff to the estimated billing is accumulated, including carrying charges thereon and is either billed to or credited back to the shippers. Revenues reflect actual cost of service. An amount equal to differences between billing estimates and the actual cost of service, including carrying charges, is reflected in current assets or current liabilities.

     (D) Allowance for Funds Used During Construction. The allowance for funds used during construction (AFUDC) represents the estimated costs, during the period of construction, of funds used for construction

                        NORTHERN BORDER PIPELINE COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) purposes. For regulated activities, Northern Border Pipeline is permitted to earn a return on and recover AFUDC through its inclusion in rate base and the provision for depreciation. The rate employed for the equity component of AFUDC is the equity rate of return stated in Northern Border Pipeline's FERC tariff.

     (E) Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these investments.

     (F) Risk Management. Financial instruments are used by Northern Border Pipeline in the management of its interest rate exposure. A control environment has been established which includes policies and procedures for risk assessment and the approval, reporting and monitoring of financial instrument activities. As a result, Northern Border Pipeline has entered into various interest rate swap agreements with major financial institutions which hedge interest rate risk by effectively converting certain of its floating rate debt to fixed rate debt. Additionally, Northern Border Pipeline has entered into interest rate forward agreements to hedge the interest rate on a planned issuance of fixed rate debt. Northern Border Pipeline does not use these instruments for trading purposes. The cost or benefit of the interest rate swap agreements is recognized currently as a component of interest expense. No cost or benefit is currently associated with the interest rate forward agreements.

3. SHIPPER SERVICE AGREEMENTS

     Operating revenues are collected pursuant to the FERC tariff which directs that Northern Border Pipeline collect its cost of service through firm transportation service agreements (firm service agreements). Northern Border Pipeline's FERC tariff provides an opportunity to recover all operations and maintenance costs of the pipeline, taxes other than income taxes, interest, depreciation and amortization, an allowance for income taxes and a regulated equity return. Billings for the firm service agreements are based on contracted volumes to determine the allocable share of cost of service and are not dependent upon the percentage of available capacity actually used.

     Northern Border Pipeline's firm service agreements extend for various terms with termination dates that range from October 2001 to December 2013. Northern Border Pipeline also has interruptible service contracts with numerous other shippers as a result of its self-implementing blanket transportation authority. Revenues received from the interruptible service contracts are credited to the cost of service reducing the billings for the firm service agreements.

     Northern Border Pipeline's largest shipper, Pan-Alberta Gas (U.S.) Inc. (PAGUS), is presently obligated for approximately 26.5% of the cost of service through three firm service agreements which expire in October 2003. FERC approval is required for the extension of one of the firm service agreements, relating to approximately 6.5% of the cost of service, beyond October 2001. Financial guarantees exist through October 2001 for approximately 17.0% of the total cost of service related to the contracted capacity of PAGUS, including 10.5% guaranteed by Northern Natural Gas Company, a wholly-owned subsidiary of Enron. Northern Natural Gas Company does not hold an ownership interest in Northern Border Pipeline or any of its partner companies. The remaining cost of service obligation of PAGUS is supported by various credit support arrangements, including among others, a letter of credit, an escrow account and an upstream capacity transfer agreement. Operating revenues from the PAGUS firm service agreements and interruptible service contracts for the years ended December 31, 1998, 1997 and 1996 were $87.3 million, $86.8 million and $95.7 million, respectively.

     Shippers affiliated with the Partners of Northern Border Pipeline have firm service agreements representing approximately 16.9% of the cost of service. These firm service agreements extend for various terms with termination dates that range from October 2003 to May 2009. Operating revenues from the

                        NORTHERN BORDER PIPELINE COMPANY

3. SHIPPER SERVICE AGREEMENTS -- (CONTINUED) affiliated firm service agreements and interruptible service contracts for the years ended December 31, 1998, 1997 and 1996 were $22.4 million, $20.2 million and $21.4 million, respectively.

4. CREDIT FACILITIES AND LONG-TERM DEBT

     Detailed information on long-term debt is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
(THOUSANDS OF DOLLARS)                                          1998       1997
----------------------                                        --------   --------
Senior notes -- average 8.43%, due from 2000 to 2003........  $250,000   $250,000
Pipeline Credit Agreement
  Five-year revolving credit facility.......................   127,500    127,500
  Three-year revolving credit facility......................   484,500     81,500
                                                              --------   --------
          Total.............................................  $862,000   $459,000
                                                              ========   ========

     In June 1997, Northern Border Pipeline entered into a credit agreement (Pipeline Credit Agreement) with certain financial institutions to borrow up to an aggregate principal amount of $750 million. The Pipeline Credit Agreement is comprised of a $200 million five-year revolving credit facility to be used for the retirement of Northern Border Pipeline's existing bank loan agreement and for general business purposes, and a $550 million three-year revolving credit facility to be used for the construction of The Chicago Project. The three-year revolving credit facility may be converted to a term loan maturing in June 2002 once certain conditions are met. The Pipeline Credit Agreement permits Northern Border Pipeline to choose among various interest rate options, to specify the portion of the borrowings to be covered by specific interest rate options and to specify the interest rate period, subject to certain parameters. Northern Border Pipeline is required to pay a facility fee on the aggregate principal amount of $750 million.

     At both December 31, 1998 and 1997, Northern Border Pipeline had outstanding interest rate swap agreements with notional amounts of $90 million. Under the agreements, which have a remaining average maturity of approximately one year as of December 31, 1998, Northern Border Pipeline makes payments to counterparties at fixed rates and in return receives payments at variable rates based on the London Interbank Offered Rate. At both December 31, 1998 and 1997, Northern Border Pipeline was in a payable position relative to its counterparties. The average effective interest rate of Northern Border Pipeline's variable rate debt, taking into consideration the interest rate swap agreements, was 6.17% and 7.09% at December 31, 1998 and 1997, respectively.

     During September 1998, Northern Border Pipeline executed interest rate forward agreements with an aggregate notional amount of $150 million to hedge the interest rate for a planned issuance of fixed rate debt during 1999. The average reference interest rate on the agreements, based on ten-year U.S. Treasury Notes, is 4.90%.

     Interest paid, net of amounts capitalized, during the years ended December 31, 1998, 1997 and 1996 was $23.8 million, $29.0 million and $31.9 million, respectively.

     Aggregate required repayments of long-term debt are as follows: $66 million, $41 million, $690 million and $65 million for 2000, 2001, 2002 and 2003, respectively. There are no required repayment obligations for 1999. The aggregate required repayments reflect Northern Border Pipeline's intent and ability to convert the three-year revolving credit facility to a term loan.

     Certain of Northern Border Pipeline's long-term debt and credit arrangements contain requirements as to the maintenance of minimum partners' capital and debt to capitalization ratios which restrict the incurrence of other indebtedness by Northern Border Pipeline and also place certain restrictions on distributions to the

                        NORTHERN BORDER PIPELINE COMPANY

4. CREDIT FACILITIES AND LONG-TERM DEBT-- (CONTINUED) partners of Northern Border Pipeline. Under the most restrictive of the covenants, as of December 31, 1998 and 1997, respectively, $173 million and $81 million of partners' capital of Northern Border Pipeline could be distributed.

     The following estimated fair values of financial instruments represent the amount at which each instrument could be exchanged in a current transaction between willing parties. Based on quoted market prices for similar issues with similar terms and remaining maturities, the estimated fair value of the senior notes was approximately $287 million and $276 million at December 31, 1998 and 1997, respectively. At both December 31, 1998 and 1997, the estimated fair value which would be payable to terminate the interest rate swap agreements, taking into account current interest rates, was approximately $3 million. The estimated fair value which would be payable to terminate the interest rate forward agreements, taking into account current interest rates, was approximately $3 million at December 31, 1998. Northern Border Pipeline presently intends to maintain the current schedule of maturities for the senior notes and the interest rate swap agreements which will result in no gains or losses on their respective repayment. The carrying value of Northern Border Pipeline's variable rate debt approximates the fair value since the interest rates are periodically adjusted to current market conditions.

5. COMMITMENTS AND CONTINGENCIES

     Regulatory Proceedings. In October 1998, Northern Border Pipeline filed a certificate application with the FERC to seek approval to expand and extend its pipeline system into Indiana by November 2000 (Project 2000). Project 2000 would afford shippers on the extended pipeline system access to industrial gas consumers in northern Indiana. Project 2000 capital expenditures are estimated at $130 million.

     In January 1998, Northern Border Pipeline filed an application with the FERC to acquire the linepack gas required to operate the pipeline from the shippers and to provide the linepack gas in the future for its operations. The cost of the linepack gas acquired in 1998, which is included in rate base, totaled approximately $11.7 million.

     In August 1997, Northern Border Pipeline received FERC approval of a Stipulation and Agreement (Stipulation) filed on October 15, 1996 to settle its November 1995 rate case. Northern Border Pipeline filed the rate case, in compliance with its FERC tariff, for the determination of its allowed equity rate of return and was permitted, pursuant to a December 1995 FERC order, to begin collecting the requested increase in the equity rate of return effective June 1, 1996, subject to refund. In accordance with the terms of the Stipulation, Northern Border Pipeline's allowed equity rate of return was reduced from the requested 14.25% to 12.75% for the period June 1, 1996 to September 30, 1996 and to 12% thereafter. Additionally, the Stipulation reduced the effective depreciation rate applied to Northern Border Pipeline's gross transmission plant from 3.6% to 2.7% for the period June 1, 1996 to December 31, 1996, which resulted in an average effective depreciation rate of 3.1% for the year ended December 31, 1996. Beginning January 1, 1997, the depreciation rate was reduced to 2.5%. In October 1997, Northern Border Pipeline used a combination of cash on hand and borrowings on a revolving credit facility to pay refunds to its shippers of approximately $52.6 million. Under the terms of the Stipulation, Northern Border Pipeline agreed to further reduce its depreciation rate to 2.0% and agreed to implement a $31 million settlement adjustment mechanism (SAM) when The Chicago Project was placed in service. The SAM effectively reduces the allowed return on rate base.

     Also as agreed to in the Stipulation, Northern Border Pipeline implemented a capital project cost containment mechanism (PCCM). The purpose of the PCCM was to limit Northern Border Pipeline's ability to include cost overruns on The Chicago Project in rate base and to provide incentives to Northern Border Pipeline for cost underruns. The PCCM amount is determined by comparing the final cost of The Chicago

                        NORTHERN BORDER PIPELINE COMPANY

5. COMMITMENTS AND CONTINGENCIES -- (CONTINUED)
Project to the budgeted cost. The Stipulation required the budgeted cost for The Chicago Project, which had been initially filed with the FERC for approximately $839 million, to be adjusted for the effects of inflation and project scope changes, as defined in the Stipulation. Such adjusted budgeted cost of The Chicago Project has been estimated as of the in service date to be $889 million, with the final construction cost estimated to be $892 million. Thus, Northern Border Pipeline's report to the FERC and its shippers in late December 1998, reflected the conclusion that, based on information as of that date, there would be no adjustment to rate base as a result of the PCCM. Northern Border Pipeline is obligated by the Stipulation to update its calculation of the PCCM six months after the in service date of The Chicago Project. The Stipulation requires the calculation of the PCCM to be reviewed by an independent national accounting firm. Several parties to the Stipulation have advised the FERC that they may have questions and desire further information about the report, and may possibly wish to test it (or the final report) and its conclusions in an appropriate proceeding in the future. The parties also stated that if it is determined that Northern Border Pipeline is not permitted to include certain claimed costs for The Chicago Project in its rate base, they reserve their rights to seek refunds, with interest, of any overcollections. Although Northern Border Pipeline believes the initial computation has been made in accordance with the terms of the Stipulation, it is unable to make a definitive determination at this time whether any adjustments will be required. Should subsequent developments cause costs not to be recovered pursuant to the PCCM, a non-cash charge to write down transmission plant may result and such charge could be material to the operating results of Northern Border Pipeline.

     Environmental Matters. Northern Border Pipeline is not aware of any material contingent liabilities with respect to compliance with applicable environmental laws and regulations.

     Other. Various legal actions that have arisen in the ordinary course of business are pending. Northern Border Pipeline believes that the resolution of these issues will not have a material adverse impact on Northern Border Pipeline's results of operations or financial position.

6. CAPITAL EXPENDITURE PROGRAM

     Total capital expenditures for 1999 are estimated to be $131 million. This includes approximately $30 million for Project 2000 (see Note 5), approximately $85 million for The Chicago Project and approximately $16 million for renewals and replacements of the existing facilities. Approximately $37 million of the capital expenditures for The Chicago Project is for construction completed in 1998. Funds required to meet the 1999 capital expenditures are anticipated to be provided primarily from debt borrowings and internal sources.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, ANY INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY CIRCUMSTANCES IN WHICH THIS OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORTHERN BORDER PIPELINE COMPANY SINCE THE DATE OF THIS PROSPECTUS OR THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
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                        NORTHERN BORDER PIPELINE COMPANY

                    OFFER TO EXCHANGE UP TO $200,000,000 OF
                     7.75% SENIOR NOTES DUE 2009, SERIES A
                          FOR ANY AND ALL OUTSTANDING
                          7.75% SENIOR NOTES DUE 2009

                          ---------------------------

                                   PROSPECTUS
                                JANUARY 12, 2000

                          ---------------------------

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     DEALER PROSPECTUS DELIVERY OBLIGATIONS. UNTIL APRIL 11, 2000, ALL DEALERS
THAT EFFECT TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND REGARDING THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
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